Exhibit (a)(1)(i)

Offer to Purchase for Cash

Any and All Outstanding Shares of Common Stock

of

AVX Corporation

at

$21.75 Net per Share by

Arch Merger Sub Inc.

a wholly owned subsidiary of

Kyocera Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY, MARCH 27, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Arch Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Kyocera Corporation, a joint stock corporation incorporated under the laws of Japan (“Parent”), is offering to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of AVX Corporation, a Delaware corporation (“AVX”), that Parent does not already own for $21.75 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with this Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 21, 2020 (as amended from time to time, the “Merger Agreement”), among AVX, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after and on the same date as the consummation of the Offer, and under the terms of the Merger Agreement as described in this Offer to Purchase, Purchaser will effect the Merger (as defined below) as described below.

The Merger Agreement provides, among other things, that as soon as practicable after and on the same date as the consummation of the Offer and subject to the satisfaction or waiver (to the extent waivable) of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into AVX (the “Merger”), with AVX continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares held by AVX, any of its subsidiaries, Parent, Purchaser or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Merger Agreement is more fully described in “The Offer—Section 13—The Merger Agreement.” As a result of the Merger, AVX would cease to be a publicly traded company and will become wholly owned by Parent.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of AVX’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after and on the same date as the consummation of the Offer, without a vote of AVX’s stockholders, in accordance with Section 251(h) of the DGCL.

The Board of Directors of AVX (the “AVX Board”) has, upon the unanimous recommendation of a special committee comprised solely of independent directors, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AVX’s stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by AVX of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the stockholders of AVX tender their Shares into the Offer.

AVX will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to AVX stockholders with this Offer to Purchase. The Schedule 14D-9 will include a description of the AVX Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is subject to conditions, including (i) the No Proceedings Condition (as defined in “The Offer—Section 15—Conditions to the Offer”), (ii) the No Actions Condition (as defined in “The Offer—Section 15—Conditions to the Offer”), and (iii) other conditions as set forth in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or any minimum tender threshold.

Subject to the applicable rules and regulations of the SEC, Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of the Offer, provided that AVX’s prior written consent is required for Purchaser to (i) reduce the Offer Price, (ii) change the amount or form of consideration to be paid in the Offer, (iii) decrease the number of Shares subject to the Offer, (iv) extend or otherwise change the expiration date of the Offer (except to the extent required under the Merger Agreement); (v) impose any condition to the Offer in addition to the Offer conditions set forth in Annex I to the Merger Agreement, (vi) terminate the Offer, (vii) accelerate, extend or otherwise change the Expiration Time (as defined below), except as described in “The Offer—Section 13—The Merger Agreement”, (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), or (ix) otherwise amend, modify or supplement any of the conditions to the Offer or the terms of the Offer in a manner adverse to, or that would reasonably be expected to be adverse to, any holder of the Shares.

Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for all Shares that are validly tendered and not withdrawn on or prior to one minute after 11:59 p.m., New York City Time, at the end of the day on Friday, March 27, 2020 or, in the event the Offer is extended or earlier terminated, the latest time and date at which the Offer, as so extended or earlier terminated, will expire (the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.

Pursuant to the terms of the Merger Agreement, if at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived (to the extent waivable), Purchaser must extend the Offer for one or more consecutive periods of not more than (except with the consent of AVX) ten business days until such time as such conditions shall have been satisfied or waived, provided that Purchaser will not be required to extend the Offer beyond July 15, 2020. In addition, Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer. Except as otherwise permitted pursuant to the Merger Agreement, Purchaser may not terminate the Offer, or permit the Offer to expire, prior to any such extended expiration date without the consent of AVX.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, but no later than 9:00 a.m., New York City time, on the next business day after the day of the previously scheduled Expiration Time.

In order to validly tender Shares in the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to American Stock Transfer & Trust Co., LLC, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

Subject to the terms and conditions set forth in the Merger Agreement and to the satisfaction or waiver (to the extent waivable) of the conditions to the Offer, Purchaser will accept for payment and pay for, promptly after the Expiration Time (and in any event within one business day with respect to acceptance and three business days with respect to payment), all Shares validly tendered and not validly withdrawn prior to the Expiration Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

2

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time as explained below. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in “The Offer—Section 3—Procedures for Tendering Shares”), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 2—Acceptance for Payment and Payment for Shares”) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in this Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

In general, your exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the specific tax consequences to you of exchanging your shares for cash pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

AVX has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on AVX’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

This Offer to Purchase and the related Letter of Transmittal and AVX’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC in connection with the Offer contain important information, and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of this Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth on the back cover of this Offer to Purchase and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in this Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

This transaction has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

March 2, 2020

3

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you in your name), you must complete and sign the enclosed Letter of Transmittal (or a facsimile thereof), in accordance with the instructions in the Letter of Transmittal, and send it with your stock certificate and any other required documents to American Stock Transfer & Trust Co., LLC, the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•

If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact D.F. King & Co., Inc., the information agent for the Offer, by phone, toll free, at (800) 249-7120 or by email at AVX@dfking.com for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in order to tender your Shares in the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled to occur at one minute after 11:59 p.m., New York City time, at the end of the day on Friday, March 27, 2020, unless extended or earlier terminated), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedure for Tendering Shares” of this Offer to Purchase are followed.

* * *

Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET

Arch Merger Sub Inc. (“Purchaser”), a wholly owned subsidiary of Kyocera Corporation (“Parent”), is offering to purchase any and all of the outstanding shares of common stock, par value $0.01 per share, of AVX Corporation (“AVX”) that Parent does not already own for $21.75 per share (the “Offer Price”), net to the seller of such Shares in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with this Offer to Purchase, constitutes the “Offer”)), and pursuant to the Agreement and Plan of Merger, dated as of February 21, 2020, by and among AVX, Parent and Purchaser (as amended from time to time, the “Merger Agreement”). The following are some of the questions you, as an AVX stockholder, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser. The information concerning AVX contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by AVX or has been taken from or is based upon publicly available documents or records of AVX on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy or completeness of such information.

Securities Sought	Any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of AVX that Parent does not already own.

Price Offered Per Share	$21.75, net to the seller in cash, without interest, subject to deduction for any required withholding taxes.

Scheduled Expiration of Offer	One minute after 11:59 p.m., New York City time, at the end of the day on Friday, March 27, 2020, unless the Offer is extended or earlier terminated.

Purchaser	Arch Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent, a joint stock corporation incorporated under the laws of Japan.

Who is offering to buy my securities?

We are Arch Merger Sub Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding Shares that Parent does not already own and completing the process by which we will be merged with and into AVX. We are a wholly owned subsidiary of Parent, a joint stock corporation incorporated under the laws of Japan. Parent is the owner of approximately 72% of the outstanding Shares, or 121,800,000 Shares, as of the date of this Offer to Purchase. See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase any and all of the outstanding Shares that Parent does not already own, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of AVX common stock as a “Share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer to acquire the entire equity interest in AVX that Parent does not already own. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends, as soon as practicable after and on the same date as the consummation of the Offer, to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger, AVX will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. In addition, we intend to cause AVX to be delisted from the New York Stock Exchange (the “NYSE”) and deregistered under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), after completion of the Merger.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $21.75 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes. If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock has been issued to you in your name) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, then they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”

Parent has represented and undertaken to AVX that no tax imposed by Japan or any political subdivision thereof will be required to be withheld or deducted from the consideration to be paid in the Offer or the Merger Consideration to which a holder of Shares that is a non-resident of Japan is entitled under the Merger Agreement.

Do you have the financial resources to pay for the Shares?

Yes. We have sufficient resources available to us to make the payment for your Shares. Based upon AVX’s filings with the SEC and more recent information provided to us by AVX, we estimate that we will need approximately $1.03 billion to acquire the Shares pursuant to the Offer and the Merger (as defined below). Parent expects to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Parent’s cash on hand.

The Offer is not conditioned upon any financing arrangements. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	as described above, we, through Parent, have sufficient funds to purchase all Shares validly tendered, and not validly withdrawn, in the Offer and to provide funding for the Merger;

•	consummation of the Offer is not subject to any financing condition; and

•

if we consummate the Offer, we expect to complete the Merger as promptly as practicable after and on the same date as the consummation of the Offer, in which all Shares (other than Shares owned by AVX, any of its subsidiaries, Parent, us or any subsidiary of Parent, or Shares for which appraisal rights have been validly exercised under Section 262 of the DGCL) that then remain issued and outstanding will be converted into the right to receive the Offer Price.

See “The Offer—Section 10—Source and Amount of Funds” and “The Offer—Section 13—The Merger Agreement.”

What are the most significant conditions to the Offer?

The Offer is subject to conditions, including (i) the No Proceedings Condition (as defined below in “The Offer—Section 15—Conditions to the Offer”), (ii) the No Actions Condition (as defined below in “The Offer—Section 15—Conditions to the Offer”), and (iii) other conditions as set forth in this Offer to Purchase. See “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or any minimum tender threshold.

Is there an agreement governing the Offer?

Yes. AVX, Parent and Purchaser have entered into the Agreement and Plan of Merger, dated as of February 21, 2020. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into AVX. See the “Introduction” to this Offer to Purchase, “The Offer—Section 13—The Merger Agreement” and “The Offer—Section 15—Conditions to the Offer”

What does AVX’s Board of Directors think about the Offer?

AVX’s Board of Directors (the “AVX Board”), upon the unanimous recommendation of a special committee comprised solely of independent directors who are unaffiliated with Parent and are not officers or employees of AVX (the “Special Committee”), has unanimously:

•	determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AVX’s stockholders;

•

approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by AVX of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL; and

•	resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the stockholders of AVX tender their shares into the Offer.

AVX will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC indicating the approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement by the AVX Board and recommending that AVX’s stockholders tender their Shares in the Offer.

See “The Offer—Section 11—Background of the Offer and the Merger; Contacts with AVX” and “The Offer—Section 13—The Merger Agreement.” We expect that a more complete description of the reasons for the AVX Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be prepared by AVX and filed with the SEC and mailed to all AVX stockholders.

Do you have interests in the Offer that are different from my interests as a stockholder of AVX?

Yes. Our interests in the Offer (and any subsequent merger) are different from those of stockholders being asked to sell their Shares. In particular, our financial interests with regard to the price to be paid in the Offer (and any subsequent merger) are adverse to the interests of AVX stockholders being asked to sell their Shares because we have an interest in acquiring the Shares as inexpensively as possible and the stockholders being asked to tender their Shares have an interest in selling their Shares for the highest possible price. Also, if you sell Shares in the Offer or your Shares are converted in any subsequent merger, you will cease to have any interest in AVX and will not have the opportunity to participate in the future earnings or growth, if any, of AVX. On the other hand, we will benefit from any future increase in the value of AVX, as well as bear the burden of any future decrease in the value of AVX. See “The Offer—Section 12—Purpose of the Offer; Plans for AVX; Effects of the Offer; Stockholder Approval; Appraisal Rights.”

What is your position as to the fairness of the transaction?

We believe that the transaction is fair to AVX stockholders who are not affiliated with AVX, based upon the factors set forth under “Special Factors—Section 1—Position of Parent Regarding Fairness of the Transaction.”

How long do I have to decide whether to tender my Shares in the Offer?

You have until one minute after 11:59 p.m., New York City time, at the end of the day on Friday, March 27, 2020 (unless extended or earlier terminated), to tender your Shares in the Offer. See “The Offer—Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to American Stock Transfer & Trust Co., LLC, the depositary for the Offer (the “Depositary”), prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedures for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the expiration time of the Offer in order to be able to tender your Shares prior to the expiration of the Offer.

When and how will I be paid for my tendered Shares?

If the conditions to the Offer set forth in “The Offer—Section 15—Conditions to the Offer” are satisfied or waived as of the expiration of the Offer, we will accept for payment and pay for all validly tendered and not validly withdrawn Shares as promptly as practicable after (and in any event within one business day with respect to acceptance and three business days with respect to payment) the date of expiration of the Offer.

We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares.

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, if at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived (to the extent waivable), we must extend the Offer for one or more consecutive periods of not more than ten business days (except with the prior written consent of AVX) until such time as such conditions shall have been satisfied or waived, provided that we will not be required to extend the Offer beyond July 15, 2020 or beyond the valid termination of the Merger Agreement in accordance with its terms. In addition, we must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer. See “The Offer—Section 1—Terms of the Offer.”

Will you provide a subsequent offering period?

We do not presently intend to offer, and the Merger Agreement does not provide for, a subsequent offering period.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you in your name), you must complete and sign the enclosed Letter of Transmittal (or a facsimile thereof), in accordance with the instructions provided in the Letter Transmittal, and send it with your stock certificates and any other required documents to the Depositary or follow the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares.”

•

If you are a record holder and your stock is certificated, but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact D.F. King & Co., Inc., the Information Agent, by phone, toll free, at (800) 249-7120 or by email at AVX@dfking.com for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in order to tender your Shares in the Offer.

How do I tender Shares that are not represented by a certificate?

If you directly hold uncertificated Shares in an account with AVX’s transfer agent, American Stock Transfer & Trust Company, LLC, you should follow the instructions for book-entry transfer of your Shares as described in—Section 3—Procedures for Tendering Shares” of this Offer to Purchase and in the attached Letter of Transmittal. If you hold your uncertificated Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in order to tender your Shares in the Offer.

Until what time can I withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration time of the Offer (as it may be extended from time to time). Further, if we have not accepted your Shares for payment by May 1, 2020, you may withdraw them at any time after that date until we accept your Shares for payment. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you have the right to withdraw such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”

Can holders of stock options and/or restricted stock units participate in the Offer?

The Offer is only for the outstanding shares of common stock of AVX that are not subject to vesting conditions and not for any options to purchase shares (“AVX Stock Options”) or restricted stock units (“AVX RSUs”). If you hold unexercised stock options and you wish to participate in the Offer, you must exercise your stock options (to the extent they are exercisable) in accordance with the terms of the applicable AVX Stock Plan (as defined below) and award agreement, and tender such Shares received upon the exercise in accordance with the terms of the Offer. Holders of unexercisable stock options will be unable to exercise such stock options and are not eligible to participate in the Offer with respect to the Shares underlying such stock options unless they become exercisable by their terms prior to the expiration of the Offer. Holders of AVX RSUs are not eligible to participate in the Offer.

At or immediately prior to the effective time of the Merger (the “Merger Effective Time”), each AVX Stock Option that is outstanding immediately prior to the Merger Effective Time, whether or not vested or exercisable, will be canceled, and AVX will pay each holder of any such option, through its payroll procedures, subject to applicable withholding, at or promptly after the Merger Effective Time for each such AVX Stock Option an amount in cash determined by multiplying (1) the excess, if any, of the Offer Price per Share over the applicable exercise price per Share of such AVX Stock Option by (2) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such AVX Stock Option in full immediately prior to the Merger Effective Time. See “The Offer—Section 13—The Merger Agreement—AVX Stock Options.”

At or immediately prior to the Merger Effective Time, each AVX RSU, whether or not vested, will be canceled, and AVX will pay each holder of any such AVX RSU, through its payroll procedures, subject to applicable withholding, at or promptly after the Merger Effective Time for each such AVX RSU an amount in cash determined by multiplying (1) the Offer Price per Share by (2) the number of Shares underlying each AVX RSU assuming such AVX RSUs had vested in full immediately prior to the Merger Effective Time. See “The Offer—Section 13—The Merger Agreement—AVX RSUs.”

Will the Offer be followed by a Merger if not all of the Shares are tendered in the Offer? If the Offer is completed, will AVX continue as a public company?

If the conditions to the Merger are satisfied or waived (to the extent waivable), we will effect the Merger as promptly as practicable after and on the same date as the consummation of the Offer in accordance with the terms of the Merger Agreement, without a vote or any further action by the stockholders of AVX, pursuant to Section 251(h) of the DGCL.

Upon the completion of the Merger, the surviving corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. In addition, we intend to cause AVX to be delisted from the NYSE and deregistered under the Exchange Act, after completion of the Merger. If the Merger takes place, all remaining stockholders (other than AVX, its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under the DGCL) will receive the Offer Price. See the “Introduction” to this Offer to Purchase and “The Offer—Section 12—Purpose of the Offer; Plans for AVX; Effects of the Offer; Stockholder Approval; Appraisal Rights” and “The Offer—Section 13—The Merger Agreement.”

Will a meeting of AVX’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a target corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such corporation if, subject to certain statutory provisions:

•

the agreement of merger express permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such target corporation (other than any shares held by the constituent corporation, the corporation making such offer, any person that owns, directly or indirectly, all of the outstanding stock of the corporation making the offer, and any direct or indirect wholly owned subsidiaries of any of the foregoing);

•

following the consummation of the tender offer, the acquiring entity holds (together with any stock owned by any entity that (i) owns, directly or indirectly, all of the outstanding stock of such acquiring entity or (ii) is a direct or indirect wholly owned subsidiary of such acquiring entity or of any person referred to in the preceding clause (i)) at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity; and

•

each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we have agreed in the Merger Agreement to effect the Merger as promptly as practicable after and on the same date as the consummation of the Offer in accordance with the terms of the Merger Agreement, without a vote or any further action by the stockholders of AVX.

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated between AVX and Purchaser, AVX stockholders who did not tender their Shares in the Offer (other than AVX, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under the DGCL) will receive cash in an amount equal to the price per Share paid in the Offer, without interest and subject to deduction for any required withholding taxes. If we accept and purchase Shares in the Offer, we will consummate the Merger as soon as practicable without a vote of or any further action by the stockholders of AVX, pursuant to the DGCL. Therefore, if the Merger takes place, the only differences to you between tendering your Shares and not tendering your Shares is (i) that you may be paid earlier if you tender your Shares and (ii) appraisal rights under Section 262 of the DGCL will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See “The Offer—Section 12—Purpose of the Offer; Plans for AVX; Effects of the Offer; Stockholder Approval; Appraisal Rights—No Stockholder Approval.”

While we intend, and are obligated under the Merger Agreement, to consummate the Merger as soon as practicable after we consummate the Offer, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded Shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than us. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares. Also, AVX may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Merger Agreement.”

No stockholder vote will be required to consummate the Merger, and we expect the consummation of the Offer and the consummation of the Merger to occur on the same date. See “The Offer—Section 12—Purpose of the Offer; Plans for AVX; Effects of the Offer; Stockholder Approval; Appraisal Rights—No Stockholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Merger is consummated, any stockholder who does not tender its Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their Shares by the Court of Chancery of the State of Delaware and receive a cash payment of the “fair value” of their Shares as of the Merger Effective time as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares as of the Merger Effective Time may be more than, less than, or equal to the Offer Price. See “The Offer—Section 12—Purpose of the Offer; Plans for AVX; Effects of the Offer; Stockholder Approval; Appraisal Rights—Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On November 26, 2019, the last full trading day before Parent announced that it had made a proposal to the Special Committee to acquire the Shares that it did not already own of AVX, the reported closing sale price of a Share reported on the NYSE was $15.04. On February 20, 2020, the last full trading day before we announced the Merger Agreement, the reported closing sale price of a Shares reported on the NYSE was $20.56. On February 28, 2020, the last full trading day before the date of this Offer to Purchase, the reported closing sale price of a Share reported on the NYSE was $21.74. Please obtain a recent quotation for the Shares before deciding whether or not to tender your Shares. See “The Offer—Section 6—Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer?

In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You can contact D.F. King & Co., Inc., the Information Agent, by phone, toll free, at (800) 249-7120 or by email at AVX@dfking.com. See the back cover of this Offer to Purchase.

To the Stockholders of AVX Corporation:

INTRODUCTION

Arch Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Kyocera Corporation, a joint stock corporation incorporated under the laws of Japan (“Parent”), is offering to purchase any and all outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of AVX Corporation, a Delaware corporation (“AVX”), that Parent does not already own for $21.75 per Share (the “Offer Price”), net to the seller of such Shares in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with this Offer to Purchase, constitutes the “Offer”). Unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser.

If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock has been issued to you in your name), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the IRS Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a current rate of 24% on the gross proceeds payable to you. See “The Offer—Section 3—Procedures for Tendering Shares—Backup Withholding.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of American Stock Transfer & Trust Co., LLC, the depositary for the Offer (the “Depositary”), and D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of February 21, 2020 (as amended from time to time, the “Merger Agreement”), among AVX, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver (to the extent waivable) of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into AVX (the “Merger”), with AVX continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than (i) Shares owned by AVX as treasury stock (other than Shares in an employee benefit or compensation plan) immediately prior to the Merger Effective Time, (ii) Shares owned by any wholly owned subsidiary of either AVX or Parent at both the commencement of the Offer and immediately prior to the Merger Effective Time, if any, (iii) Shares irrevocably accepted by Purchaser pursuant to the Offer and which will be paid for in the Offer, (iv) Shares outstanding immediately prior to the Merger Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”) and (v) Shares owned at both the commencement of the Offer and immediately prior to the Merger Effective Time by Parent) will be converted into the right to receive the Offer Price in cash, without interest and subject to deduction for any required withholding taxes. The Merger is subject to the satisfaction or waiver (to the extent waivable) of certain conditions described in “The Offer—Section 13—The Merger Agreement—Conditions to the Merger.” “The Offer—Section 13—The Merger Agreement” contains a more detailed description of the Merger Agreement. “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” describes certain U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is being made only for Shares that are not subject to vesting conditions and is not made for any options to purchase Shares (“AVX Stock Options”) or AVX restricted stock units (“AVX RSUs”). The Merger Agreement provides that:

•

At or immediately prior to the Merger Effective Time, each AVX Stock Option that is outstanding immediately prior to the Merger Effective Time, whether or not vested or exercisable, will be canceled, and AVX will pay each holder of any such option, through its payroll procedures, subject to applicable withholding, at or promptly after the Merger Effective Time for each such AVX Stock Option an amount in cash determined by multiplying (1) the excess, if any, of the Offer Price per Share over the applicable exercise price per Share of such AVX Stock Option by (2) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such AVX Stock Option in full immediately prior to the Merger Effective Time.

•

At or immediately prior to the Merger Effective Time, each AVX RSU, whether or not vested, will be canceled, and AVX will pay each holder of any such AVX RSU, through its payroll procedures, subject to applicable withholding, at or promptly after the Merger Effective Time for each such AVX RSU an amount in cash determined by multiplying (1) the Offer Price per Share by (2) the number of Shares underlying each AVX RSU assuming such AVX RSUs had vested in full immediately prior to the Merger Effective Time.

The AVX Board of Directors (the “AVX Board”) has, upon the unanimous recommendation of the Special Committee, unanimously (i); determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AVX’s stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by AVX of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iii) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the stockholders of AVX tender their shares into the Offer.

AVX will file its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the AVX Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is subject to conditions, including (i) the No Proceedings Condition (as defined below in “The Offer—Section 15—Conditions to the Offer”), (ii) the No Actions Condition (as defined below in “The Offer—Section 15—Conditions to the Offer”), and (iii) other conditions as set forth in this Offer to Purchase. The Offer is not conditioned upon Parent or Purchaser obtaining financing or any minimum tender threshold. The conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”

According to AVX, as of the close of business on February 13, 2020, the most recent practicable date, there were (i) 169,216,825 Shares issued and outstanding, (ii) no Shares of preferred stock issued and outstanding, (iii) AVX Stock Options to purchase an aggregate of 621,360 Shares outstanding, of which 621,360 were vested and (v) AVX RSUs outstanding relating to an aggregate of 436,910 Shares. As of the date of this Offer to Purchase, Parent owns 121,800,000 Shares.

We currently intend, as soon as practicable after and on the same date as the consummation of the Offer and the satisfaction or waiver (to the extent waivable) of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser at the Merger Effective Time will be the directors of AVX.

Section 251(h) of the DGCL provides that, if following consummation of a tender offer for any and all shares of a Delaware corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such corporation, the acquiring entity holds (together with any stock owned by any entity that (i) owns, directly or indirectly, all of the outstanding stock of such acquiring entity or (ii) is a direct or indirect wholly owned subsidiary of such acquiring entity or of any person referred to in the preceding clause (i)) at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as practicable after the consummation of the Offer, without a vote of AVX stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 12—Purpose of the Offer; Plans for AVX; Effects of the Offer; Stockholder Approval; Appraisal Rights.”

The Offer is conditioned upon the fulfillment of the conditions described in “The Offer—Section 15—Conditions to the Offer.” The Offer will expire at one minute after 11:59 p.m., New York City time, at the end of the day on Friday, March 27, 2020, unless we extend the Offer. See “The Offer—Section 13—The Merger Agreement—Extensions of the Offer.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to the DGCL without the approval of AVX’s stockholders.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

1. Position of Parent Regarding Fairness of the Transaction

The rules of the U.S. Securities and Exchange Commission (the “SEC”) require us to express our belief to stockholders of AVX who are unaffiliated with AVX as to the fairness of the transaction.

We believe that the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the Offer Price to be received by stockholders of AVX who are unaffiliated with AVX pursuant to the Offer and Merger, respectively, are fair to such stockholders. We base our belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the transaction:

•

The terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were reviewed and negotiated by a special committee comprised solely of independent directors who are unaffiliated with Parent and are not officers or employees of AVX (the “Special Committee”).

•

The Special Committee has recommended that the AVX Board determine that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AVX’s stockholders.

•

In connection with taking the foregoing actions, the Special Committee was advised by its own advisors, including Wachtell, Lipton, Rosen & Katz, its independent legal counsel, and Centerview Partners LLC (“Centerview”), its independent financial advisor. A copy of the fairness opinion of Centerview, dated February 19, 2020, which was rendered to the Special Committee, is attached as Annex B to the Schedule 14D-9.

•	The Offer Price represents a premium of approximately:

•

44.6% to the closing price of the Shares on November 26, 2019, the last trading day prior to the announcement by Parent that it had made a proposal to acquire the Shares that it did not already own of AVX;

•

42.1% to the trailing one-month average closing share price of the Shares through November 26, 2019, the last trading day prior to the announcement by Parent that it had made a proposal to acquire the Shares that it did not already own of AVX;

•

42.4.% to the trailing three-month average closing share price of the Shares through November 26, 2019, the last trading day prior to the announcement by Parent that it had made a proposal to acquire the Shares that it did not already own of AVX;

•

41.7% to the trailing six-month average closing share price of the Shares through November 26, 2019, the last trading day prior to the announcement by Parent that it had made a proposal to acquire the Shares that it did not already own of AVX;

•

The negotiations between the Special Committee and its legal and financial advisors and us and our legal and financial advisors resulted in an increase of approximately 11.5% over the initial proposed offer price of $19.50 per Share.

•	Neither the Offer nor the Merger is subject to any financing condition.

•	The Offer provides AVX’s stockholders (other than Parent and its affiliates) with the certainty of receiving cash for their Shares and removes the risk of any decrease in the value of AVX.

•

The other factors considered by the Special Committee in connection with the Special Committee’s recommendation, as more fully described in the Schedule 14D-9 under the caption “Item 4. THE SOLICITATION OR RECOMMENDATION—Recommendations of the Special Committee and the Board of Directors.”

In addition, we believe that the Offer is procedurally fair to stockholders of AVX who are unaffiliated with AVX, based on the following factors:

•	The terms and conditions of the Merger Agreement, including the Offer Price, resulted from arms-length, fair negotiations between the Special Committee and Parent.

•	Such stockholders will have sufficient time to make a decision whether or not to tender since the Offer will remain open for a minimum of 20 business days.

•

If the Merger is completed, stockholders at that time who do not tender their Shares in the Offer will be entitled to receive the “fair value” of their Shares, as determined by a court, by following the appraisal procedures under the DGCL.

•	The fact that the Merger Agreement provides that it cannot be amended nor may any provision be waived by AVX without the approval of the Special Committee.

We also considered the following factors, each of which we considered negative in our considerations concerning the fairness of the terms of the transaction:

•

Any stockholder who tenders all its Shares in the Offer or has its Shares converted into cash in a subsequent merger would cease to participate in the future earnings or growth, if any, of AVX or benefit from increases, if any, in the value of AVX.

•	The sale of Shares in the Offer is generally taxable to the selling stockholders.

•	Parent’s current ownership of approximately 72% in AVX may preclude competing offers from third parties.

•

Certain directors and officers of AVX have actual or potential conflicts of interest in connection with the Offer and the Merger. See “Special Factors—Section 2—Interests of Certain Persons in the Offer and Merger.”

We did not find it practicable to assign, nor did we assign, relative weights to the individual factors considered in reaching our conclusion as to fairness. Our financial advisor, Daiwa Securities Co. Ltd. and Daiwa Corporate Advisory LLC (collectively, “Daiwa / DC Advisory”) was not asked to and has not delivered a fairness opinion to the board of directors of Parent or to any other affiliate of Parent or any other person in connection with the Offer.

In reaching our conclusion as to fairness, we did not consider the liquidation value or net book value of AVX. The liquidation value was not considered because AVX is a viable going concern and we have no plans to liquidate AVX. Therefore, we believe that the liquidation value of AVX is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders. Further, we did not consider net book value, which is an accounting concept, as a factor because we believe that net book value is not a material indicator of the value of AVX as a going concern but rather is indicative of historical costs. We are not aware of any firm offers made by a third party to acquire AVX during the past two years and in any event have no intention of selling the Shares we own. Third-party offers were not considered in reaching our conclusion as to fairness.

The foregoing discussion of the information and factors considered and given weight by us is not intended to be exhaustive, but includes the factors considered by us that we believe to be material. Our view as to the fairness of the transaction to stockholders of AVX that are unaffiliated with AVX should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Offer.

2. Interests of Certain Persons in the Offer and Merger

Financial Interests.

The financial interests of Parent with regard to the Offer Price are generally adverse to the financial interests of the stockholders being asked to tender their Shares because Parent has an interest in acquiring the Shares as inexpensively as possible and the stockholders being asked to tender their Shares have an interest in selling their Shares for the highest possible price.

Executive Officers and Directors of AVX.

The stockholders being asked to tender their Shares should be aware that the executive officers and certain directors of AVX have interests in connection with the Offer and the Merger that present them with actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Schedule 14D-9 under the caption “Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—Arrangements with the Company’s Directors and Executive Officers,” which description and information is incorporated herein by reference.

Conflicts of Interest.

In considering the fairness of the consideration to be received in the Offer, stockholders should be aware that Parent has certain current actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Parent’s current ownership of approximately 72% of the outstanding Shares, or 121,800,000 Shares, as of the date of this Offer to Purchase, Parent may be deemed to control AVX. In addition, certain of Parent’s executive officers and directors are also directors of AVX, as further described in the Schedule 14D-9, and the directors designated by Parent represent a majority of the AVX Board members. We note that the AVX Board, upon the unanimous recommendation of a special committee comprised solely of independent directors who are unaffiliated with Parent and are not officers or employees of AVX, unanimously approved the Merger Agreement and determined that the Offer is fair to and in the best interests of AVX’s stockholders.

3. Transactions and Arrangements Concerning the Shares.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of AVX; (ii) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of AVX during the past 60 days; (iii) none of Purchaser, Parent and, to Purchaser’s, and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of AVX (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and AVX or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and AVX or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Purchaser or Parent nor, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (vii) none of the persons listed on Schedule I of this Offer to Purchase has made a recommendation either in support of or opposed to the Offer or the Merger and (viii) none of Purchaser, or Parent nor, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

AVX has informed us that, to the knowledge of AVX after reasonable inquiry, each executive officer, director, affiliate and subsidiary of AVX currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity in the Offer.

4. Related Party Transactions.

AVX’s business includes transactions with Parent. The nature and amounts of transactions with Parent are included in the table below.

	Fiscal Year Ended March 31,
	2017	2018	2019
	($ in thousands)
Sales
Product and equipment sales to affiliates	30,303	26,069	10,436
Purchases
Purchases of resale inventories, raw materials, supplies, equipment and services	303,793	256,660	9,399
Other
Dividends paid	52,983	54,810	56,028

In December 2016, Parent notified AVX pursuant to the Products Supply and Distribution Agreement of its intent, effective January 1, 2018, to market its manufactured electronic and interconnect products globally using Parent’s sales force rather than continuing to have AVX resell such products in the Americas, Europe and Asia. Parent agreed to pay commissions to AVX on sales by Parent, in the applicable territories, of products designed into customer applications by AVX prior to January 1, 2018 of 2.0% in calendar year 2018, 1.5% in calendar year 2019, and 1.0% in calendar year 2020. Sales of Parent resale products by AVX were $19.0 million and related operating profit was $3.3 million for the fiscal year ended March 31, 2019.

In February 2017, AVX notified Parent pursuant to the Products Supply and Distribution Agreement of its intent, effective April 1, 2018, to market its manufactured products in Japan using AVX’s sales force rather than continuing to have Parent resell such products in this territory. AVX agreed to pay commissions to Parent on sales by AVX, in the applicable territory, of products designed into customer applications by Parent prior to April 1, 2018 of 2.0% in fiscal year 2019, 1.5% in fiscal year 2020, and 1.0% in fiscal year 2021.

The Special Advisory Committee of the AVX Board, comprised of AVX’s independent directors (currently Messrs. Christiansen, DeCenzo, and Ballato), reviews and approves any significant agreements between AVX and Parent and any significant transactions between AVX and Parent not covered by such agreements. The committee is also responsible for reviewing and approving any agreements and transactions between AVX and any other related party that are or may be within the scope of applicable rules, regulations and guidance of the NYSE and Item 404 of Regulation S-K, if they arise. The Special Advisory Committee operates under a written charter that sets forth the policies and procedures for such approvals. In approving any such agreement or transaction pursuant to those procedures, the Special Advisory Committee must determine that, in its judgment, the terms thereof are equivalent to those to which an independent unrelated party would agree at arm’s-length or are otherwise in the best interests of AVX and its stockholders generally. Each of the agreements described below was approved by the Special Advisory Committee and contains provisions requiring that the terms of any transaction under such agreement be equivalent to those to which an independent unrelated party would agree at arm’s-length.

Collaboration Agreements

Disclosure and Option to License Agreement. Pursuant to the Disclosure and Option to License Agreement (the “License Agreement”), dated as of April 1, 2008, AVX and Parent exchange confidential information relating to the development and manufacture of multi-layered ceramic capacitors and various other ceramic products, as well as the license of technologies in certain circumstances. The License Agreement has a term of one year with automatic one-year renewals, subject to the right of termination by either party at the end of the then current term upon at least six months prior written notice.

Materials Supply Agreement. Pursuant to the Materials Supply Agreement (the “Supply Agreement”), dated as of April 1, 2005, AVX and Parent will, from time to time, supply the other party with certain raw and semi-processed materials used in the manufacture of capacitors and other electronic components. The Supply Agreement has a term of one year, with automatic one-year renewals, subject to the right of termination by either party at the end of the then current term upon at least six months prior written notice.

Machinery and Equipment Purchase Agreement. Pursuant to the Machinery and Equipment Purchase Agreement (the “Machinery Purchase Agreement”), dated as of April 1, 2005, AVX and Parent will, from time to time, design and manufacture for the other party certain equipment and machinery of a proprietary and confidential nature used in the manufacture of capacitors and other electronic components. The Machinery Purchase Agreement has a term of one year, with automatic one-year renewals, subject to the right of termination by either party at the end of the then current term upon at least six months prior written notice.

Products Supply and Distribution Agreement. Pursuant to the Products Supply and Distribution Agreement (the “Distribution Agreement”), dated as of April 1, 2000, (i) AVX will act as the non-exclusive distributor of certain Parent-manufactured products to certain customers in certain territories outside of Japan and (ii) Parent will act as the non-exclusive distributor of certain AVX-manufactured products within Japan. Each party has the ability to appoint a replacement distributor of its products with a minimum one year’s notice period. The Distribution Agreement has a term of one year, with automatic one-year renewals, subject to the right of termination by either party at the end of the then current term upon at least three months prior written notice. As a result of the December 2016 and January 2017 notices referred to above, this agreement terminated effective April 1, 2018.

Technology Disclosure Agreement. Pursuant to the Technology Disclosure Agreement (the “Technology Agreement”), dated as of October 7, 2016, AVX and Parent have determined that it is in the best interest of each company to explore the possibility of (i) distribution, (ii) joint production, (iii) technology licensing, or (iv) joint development efforts of its passive electronic components and other related devices and technology. The Technology Agreement is subject to the right of termination by either party upon at least six months prior written notice.

5. Rule 13e-3

Because Purchaser is an affiliate of AVX, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning AVX and certain information relating to the fairness of the Offer, any subsequent merger that may be effected following the consummation of the Offer and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority stockholders prior to consummation of the Offer and such merger. We have provided such information in this Offer to Purchase and a Tender Offer Statement on Schedule TO and the exhibits thereto filed with the SEC pursuant to Rule 14d-3 under the Exchange Act. If the purchase of Shares pursuant to the Offer results in fewer than 300 holders of record of Shares, we intend to file a Form 15 to evidence the termination of AVX’s duty to file reports pursuant to Section 15(d) of the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration are met.

For a description of certain contacts between AVX and Purchaser and its affiliates that were related to the Offer, please see “The Offer—Section 11—Background of the Offer and the Merger; Contacts with AVX.” Further, please see “The Offer—Section 12—Purpose of the Offer; Plans for AVX; Effects of the Offer; Stockholder Approval; Appraisal Rights” for a description of (i) the purpose of the Offer, (ii) our plans for AVX, (iii) why we do not anticipate seeking the approval of AVX’s stockholders who are unaffiliated with AVX and its affiliates and (iv) the availability of appraisal rights in connection with the Offer and the Merger.

6. Conduct of AVX’s Business If the Offer Is Not Consummated

If the Offer is not consummated, we will re-evaluate our options with respect to AVX. In particular, we may, among other things:

•	not take any action at that time, including not purchasing any additional Shares; and/or

•	make a new tender offer.

If we were to pursue any of these alternatives, it might take considerably longer for the public stockholders of AVX to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. No assurance can be given that any of such alternatives will be pursued or as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on trading price of AVX’s common stock.

7. Recommendation by the Board of Directors of AVX

AVX has represented to Purchaser and Parent in the Merger Agreement that the AVX Board, upon the unanimous recommendation of the Special Committee, at a meeting duly called and held, unanimously:

•	determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AVX’s stockholders;

•

approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by AVX of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL; and

•	resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the stockholders of AVX tender their shares into the Offer.

8. Materials Prepared by Parent’s Financial Advisor

Parent retained Daiwa / DC Advisory in June 2019 as its financial advisor in connection with Parent’s consideration of the potential acquisition. In selecting Daiwa / DC Advisory as its financial advisor, Parent considered primarily Daiwa / DC Advisory’s qualifications and knowledge of the business affairs of AVX and the electronics industry generally, as well as its reputation as an internationally recognized investment banking firm with substantial experience in transactions similar to the Offer and the Merger. At the request of Parent, Daiwa / DC Advisory prepared and presented to Parent on February 19, 2020 a presentation (the “Presentation”). Daiwa / DC Advisory was not asked to deliver and has not delivered an opinion to Parent, the Special Committee or the AVX Board or any other person as to the fairness, from a financial point of view or otherwise, of the consideration to be paid or received, as the case may be, in connection with the Offer and the Merger. Daiwa / DC Advisory did not prepare the Presentation for the benefit of any party (including any of AVX’s unaffiliated stockholders, the Special Committee or the AVX Board) other than Parent’s senior management. Daiwa / DC Advisory did not determine or recommend the consideration to be paid in the Offer and the Merger, which was determined by negotiation between Parent and the Special Committee. The Presentation does not constitute a recommendation, and was not prepared to support a recommendation, to AVX’s unaffiliated stockholders or any other person with respect to any particular offer price for the shares not held by Parent or any other matter. Daiwa / DC Advisory also did not prepare the Presentation to support a determination that the Offer Price is fair, from a financial point of view or otherwise, to any of Parent, Parent’s stockholders or AVX’s unaffiliated stockholders or any other persons. The Presentation does not express any opinion or view as to the relative merits of the Offer and the Merger in comparison to other strategies or transactions that might be available to Parent or in which Parent might engage or as to the underlying business decision of Parent to proceed with or effect the Offer or the Merger.

The full text of the Presentation of Daiwa / DC Advisory has been filed as Exhibit (c) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. Copies of the Presentation may be obtained from the SEC in the manner described under “Available Information” below. You are urged to, and should, read the Presentation in its entirety.

The Presentation does not constitute a recommendation as to whether any stockholder should tender its shares in the Offer or as to how such stockholder or any other person should act in connection with the Offer or the Merger.

In preparing the Presentation, Daiwa / DC Advisory, among other things:

•	reviewed certain publicly available business and financial information concerning AVX and the industry in which AVX operates;

•

compared the financial and operating performance of AVX with publicly available information concerning certain other companies Daiwa / DC Advisory deemed relevant and reviewed the current and historical market prices of AVX common shares and certain publicly traded securities of such other companies;

•	reviewed the Parent AVX Projections prepared by the management of Parent relating to AVX’s business;

•	performed a discounted cash flow analysis with respect to AVX;

•	compared the proposed financial terms of the transaction with the publicly available financial terms of certain transactions Daiwa / DC Advisory deemed relevant; and

•

performed such other financial studies and analyses and considered such other information as Daiwa / DC Advisory deemed appropriate during the course of providing financial advice and preparing the Presentation.

The following is a brief summary of the material financial analyses presented by Daiwa / DC Advisory to Parent on February 19, 2020.

Historical Share Price Analysis

Daiwa / DC Advisory reviewed the share prices of AVX during various periods ending on November 26, 2019 (i.e., the last trading day prior to the announcement of Parent’s initial proposal to acquire the Shares not owned by Parent) and on February 14, 2020. Daiwa / DC Advisory noted that, on November 26, 2019, the closing price, and during the one-month, three-month, six-month and 52-week periods ending on November 26, 2019, the average closing prices per share, AVX common stock were $15.04, $15.30, $15.28, $15.35, and $16.12, respectively, and that, on February 14, 2020, the closing price, and during the one-month, three-month, six month and 52-week periods ending on February 14, 2019, the average closing prices closing prices per share of AVX common stock were $20.52, $20.49, $19.70, $17.37, and $16.98, respectively.

Selected Comparable Publicly Traded Companies Analysis

Daiwa / DC Advisory performed a selected comparable company analysis, which is an analysis designed to provide an implied value of AVX by comparing it to other companies that Daiwa / DC Advisory deemed relevant based on, among other things, lines of business and markets and growth prospects. Daiwa / DC Advisory compared certain financial information of AVX with publicly available information, including sales growth, margins of earnings before interest and tax (“EBIT”), margins of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and margins of net income for the selected companies. The selected companies operate in, or are exposed to, businesses similar to those of AVX, namely businesses in the passive electronic components segments. However, no company is identical to AVX, and Daiwa / DC Advisory included companies that, based on the professional judgment and experience of Daiwa / DC Advisory, were most relevant to AVX for purposes of this analysis.

The selected companies were: Vishay Intertechnology, Inc., Murata Manufacturing Co., Ltd, TDK Corporation, Taiyo Yuden Co., Ltd., Samsung Electro-Mechanics Co. Ltd., Yageo Corporation and Walsin Technology Corporation.

Daiwa / DC Advisory reviewed multiples of enterprise value to publicly available estimates of EBITDA for each of the selected companies for fiscal years 2019 and 2020, which indicated median multiples of 7.1 and 6.3, respectively. Based on this review and Daiwa / DC Advisory’s experience and professional judgment, a representative range of multiples of enterprise value to estimated 2019 EBITDA of 6.1 to 8.1 and enterprise value to estimated 2020 EBITDA of 5.3 to 7.3 for the selected companies were applied to estimated EBITDA of AVX for the years ending March 31, 2020 and March 31, 2021 (referred to herein as 2020/03 EBITDA and 2021/03 EBITDA, respectively as provided by Parent, adding estimated net cash positions, and then dividing those amounts by the number of outstanding shares of AVX as provided by Parent. This analysis indicated implied per share equity value reference ranges for AVX of $13.27 to $16.21 and $15.71 to $20.03 based on estimated 2020/03 EBITDA and 2021/03 EBITDA, respectively.

Discounted Cash Flow Analysis

Daiwa / DC Advisory conducted a discounted cash flow analysis of AVX, which is a method used to derive an implied total firm value and equity value of a business by calculating the “present value” of the estimated future, unlevered, after-tax, free cash flows of the business. The term unlevered as used in this analysis means that no adjustment has been made for interest expenses. The present value is obtained by discounting both (i) the estimated, unlevered, after-tax, free cash flows of the business over the period for which estimates are available, referred to as the estimate period, and (ii) a “terminal value” for the business as of the end of the estimate period, using a selected discount rate intended to reflect an estimate of the average cost of capital for the business.

Daiwa / DC Advisory performed this analysis using the Parent AVX Projections. Daiwa / DC Advisory calculated a terminal value by applying to estimated free cash flows beyond March 31, 2024 a perpetual growth rate ranging from 1.0% to 3.0%, which range was selected by Daiwa / DC Advisory based on various industry sources that reflect long-term growth expectations of the industry as well as expected inflation rates in the United States. Daiwa / DC Advisory calculated AVX’s discounted, unlevered, free cash flow value using discount rates ranging from 7.50% to 9.50% based on Daiwa / DC Advisory’s estimate of AVX’s weighted average cost of capital. Daiwa / DC Advisory calculated per share equity values by determining a range of total firm values of AVX by adding the present values of the after-tax, unlevered, free cash flows and terminal values, adding estimated net cash positions, and then dividing those amounts by the number of outstanding shares of AVX as provided by Parent. This analysis indicated an implied per share equity value reference range for AVX of $16.82 to $27.10.

Premiums Paid in Precedent U.S. M&A Transactions for Reference Only

Daiwa / DC Advisory reviewed completed M&A transactions in the U.S., and based on Daiwa / DC Advisory’s experience and professional judgment, Daiwa / DC Advisory applied a representative range of premiums of 20% to 40% to the average closing share price for AVX of $15.30 during the one-month period ending on November 26, 2019 (i.e., the last trading day prior to announcement of Parent’s proposal to acquire the Shares not owned by Parent). This analysis indicated an implied per share equity value reference range for AVX of $18.35 to $21.41.

General

No company or transaction reviewed by Daiwa / DC Advisory in the Presentation is identical to AVX or the proposed Offer or Merger, as the case may be. Accordingly, the values of such companies or transactions, as the case may be, should not be construed as illustrative of a value for AVX or the Shares.

In connection with its financial advisory services, including the Presentation, Daiwa / DC Advisory relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or otherwise reviewed by Daiwa / DC Advisory, and has not assumed any responsibility or liability therefor. Daiwa / DC Advisory further has relied upon the assurances of management of Parent that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Parent AVX Projections, Daiwa / DC Advisory was advised by the management of Parent, and at their instruction assumed, that the Parent AVX Projections had been reasonably prepared on bases reflecting the best then currently available estimates and good faith judgments of management of Parent as to the future financial performance of AVX and formed a reasonable basis for Daiwa / DC Advisory’s analyses. Daiwa / DC Advisory expresses no view as to the Parent AVX Projections or the assumptions on which they are based. Daiwa / DC Advisory was not requested to, and did not, evaluate the solvency or fair value of AVX or any other person under any state or federal laws.

Daiwa / DC Advisory was not asked to make, and has not assumed responsibility for making, any independent evaluation of AVX, and did not verify and has not assumed any responsibility for making any independent verification of the information provided to or otherwise reviewed by Daiwa / DC Advisory. Daiwa / DC Advisory did not conduct any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to Daiwa / DC Advisory. Daiwa / DC Advisory’s Presentation was necessarily based on economic, market and other conditions as in effect on, and the information made available to Daiwa / DC Advisory as of, the date of the Presentation. Daiwa / DC Advisory also assumed that there have been no material changes in AVX’s condition, results of operations, business or prospects since the date of the most recent financial statements made available to Daiwa / DC Advisory. Daiwa / DC Advisory has no obligation to update, revise or reaffirm the Presentation.

Daiwa / DC Advisory based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business, economic and political conditions and industry specific factors. The Parent AVX Projections used in or underlying Daiwa / DC Advisory’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values or results may be higher or lower than those indicated in the Parent AVX Projections or Daiwa / DC Advisory’s analyses. Accordingly, the Parent AVX Projections used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Daiwa / DC Advisory’s view of the actual value of AVX. Moreover, Daiwa / DC Advisory’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

Daiwa / DC Advisory and its affiliates comprise a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing, and financial advisory services and other investment banking products and services to a wide range of corporations and individuals. In the ordinary course of their business, Daiwa / DC Advisory and its affiliates may invest in or trade debt and equity securities or other financial instruments (including derivatives, bank loans or other obligations) of Parent or AVX and its affiliates for their own account for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments. Parent has agreed to pay Daiwa / DC Advisory as compensation for its services as financial advisor in connection with the Offer and the Merger an aggregate fee of $4.7 million. In addition, Parent has agreed to reimburse Daiwa / DC Advisory for certain expenses incurred in connection with such services and to indemnify Daiwa / DC Advisory and its affiliates and their respective officers, directors, agents and employees for certain liabilities arising out of its engagement. During the two years preceding the date of the Presentation, Daiwa / DC Advisory and its affiliates provided other investment banking services to Parent for which services Daiwa / DC Advisory and its affiliates have received approximately $1.2 million. Such services during such period included acting as financial advisor to Parent on its acquisition of H.C. Starck Ceramics GmbH in 2019. Daiwa / DC Advisory and its affiliates have not provided any material investment banking services to AVX or its affiliates, other than Parent and its other affiliates, during the two years preceding the date of its presentation.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for any and all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “—Section 3—Procedures for Tendering Shares” at or prior to the Expiration Time. “Expiration Time” means one minute after 11:59 p.m., New York City time, at the end of the day on Friday, March 27, 2020, unless extended or earlier terminated, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, expires. No “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) will be available.

The Offer is subject to conditions, as set forth in “—Section 15—Conditions to the Offer.” See also “—Section 16—Certain Legal Matters; Regulatory Approvals.” Subject to the satisfaction and waiver of the conditions to the Offer, we will accept and pay for any and all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time (and in any event within one business day with respect to acceptance and three business days with respect to payment).

Pursuant to the terms of the Merger Agreement, if at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived (to the extent waivable), we must extend the Offer for one or more consecutive periods of not more than (except with the consent of AVX) ten business days until such time as such conditions shall have been satisfied or waived, provided that we will not be required to extend the Offer beyond July 15, 2020. In addition, we must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer. Except as otherwise permitted pursuant to the Merger Agreement, we may not terminate the Offer, or permit the Offer to expire, prior to any such extended expiration date without the consent of AVX. See “—Section 4—Withdrawal Rights.”

Subject to the applicable rules and regulations of the SEC, Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of the Offer, provided that AVX’s prior written consent is required for Purchaser to (i) reduce the Offer Price, (ii) change the amount or form of consideration to be paid in the Offer, (iii) decrease the number of Shares subject to the Offer, (iv) extend or otherwise change the expiration date of the Offer (except to the extent required under the Merger Agreement); (v) impose any condition to the Offer in addition to the Offer conditions set forth in Annex I to the Merger Agreement, (vi) terminate the Offer, (vii) accelerate, extend or otherwise change the Expiration Time, (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act, or (ix) otherwise amend, modify or supplement any of the conditions to the Offer or the terms of the Offer in a manner adverse to, or that would reasonably be expected to be adverse to, any holder of the Shares.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a certain minimum additional period of time following a material change in the terms of such offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Time, Purchaser increases the consideration being paid for the Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

As soon as practicable after and on the same date as the consummation of the Offer, Purchaser and Parent expect to complete the Merger without a vote of the stockholders of AVX pursuant to Section 251(h) of the DGCL.

AVX has provided us with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of the Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for, promptly after the Expiration Time (and in any event within one business day with respect to acceptance and three business days with respect to payment), any and all Shares validly tendered and not validly withdrawn prior to the Expiration Time. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, see “—Section 16—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (as defined in “—Section 3—Procedures for Tendering Shares—Book Entry Delivery”) and (iii) any other required documents. For a description of the procedures for tendering Shares pursuant to the Offer, see “—Section 3—Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility (as defined below) pursuant to the procedures set forth in “Section 3—Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”)), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered, (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Time; and

•

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

Backup Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 24%) from any payments made to U.S. persons pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of AVX’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of AVX’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

4. Withdrawal Rights

You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after May 1, 2020, which is 60 days from the date of the commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “—Section 3—Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

5. Certain U.S. Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who tender Shares pursuant to the Offer whose Shares are converted into the right to receive the Offer Price in cash in the Merger, and is based upon present law (which may change, possibly with retroactive effect). This summary does not purport to be a comprehensive analysis or description of all potential U.S. federal income consequences of the Offer and the Merger. Due to the individual nature of tax consequences, you are urged to consult your tax advisor as to the specific tax consequences to you of the tender of Shares pursuant to the Offer or conversion of Shares into the right to receive the Offer Price in cash in the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”), including stockholders that actually or constructively own more than 5% of the Shares and certain former citizens or residents of the United States.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to certain U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a domestic corporation for U.S. federal income tax purposes), an estate that is subject to U.S. federal income tax on its worldwide income from all sources or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of the tender of Shares pursuant to the Offer or conversion of Shares into the right to receive the Offer Price in cash in the Merger.

Your tender of Shares pursuant to the Offer or conversion of Shares into the right to receive the Offer Price in cash in the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, if you tender Shares pursuant to the Offer or if your Shares are converted into the right to receive the Offer Price in cash in the Merger, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) tendered pursuant to the Offer or converted into the right to receive the Offer Price in cash in the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the tender of such Shares pursuant to the Offer or conversion of such Shares into the right to receive the Offer Price in cash in the Merger. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares tendered in the Offer or converted into the right to receive the Offer Price in cash in the Merger generally will not be subject to U.S. federal income tax, unless (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (x) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9 and (y) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year.

Information Reporting and Backup Withholding

Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 24%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided, that the required information is timely furnished to the Internal Revenue Service. See “—Section 3—Procedures for Tendering Shares—Backup Withholding.”

6. Price Range of Shares; Dividends

The Shares are listed and principally traded on the NYSE under the symbol “AVX.” The following table sets forth the high and low intraday sale prices per Share on the NYSE each quarter during AVX’s fiscal year ended March 31, 2018, as reported in AVX’s Annual Report on Form 10-K for the period ended March 31, 2018, and thereafter as reported in published financial sources, and the per Share cash dividend declared for each such quarterly period:

	High	Low	Dividends
	($)
Fiscal year ended March 31, 2018
First Quarter	17.72	15.85	0.110
Second Quarter	18.44	16.12	0.110
Third Quarter	20.22	16.92	0.115
Fourth Quarter	19.55	16.25	0.115
Fiscal year ended March 31, 2019
First Quarter	17.38	14.51	0.115
Second Quarter	21.48	15.40	0.115
Third Quarter	18.13	14.21	0.115
Fourth Quarter	18.78	14.96	0.115
Fiscal year ending March 31, 2020
First Quarter	19.36	14.68	0.115
Second Quarter	17.11	13.03	0.115
Third Quarter	20.78	14.41	0.115
Fourth Quarter (through February 28, 2020)	21.89	20.06	—

Under the terms of the Merger Agreement, AVX is not permitted to declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Shares, except that AVX may continue to declare and pay regular quarterly cash dividends to the holders of Shares in an amount not to exceed $0.115 per Share per fiscal quarter.

On November 26, 2019, the last full trading day before the announcement by Parent that it had made a proposal to acquire the Shares that it did not already own of AVX, the reported closing sale price of a Share reported on the NYSE was $15.04. On February 20, 2020, the last full trading day before we announced the Merger Agreement, the reported closing sale price of a Shares reported on the NYSE was $20.56. On February 28, 2020, the last full trading day before the date of this Offer to Purchase, the reported closing sale price of a Share reported on the NYSE was $21.74. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

No stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver (to the extent waivable) of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as soon as practicable after and on the same date as the consummation of the Offer.

Possible Effects of the Offer on the Market for the Shares

While we intend to consummate the Merger as soon as practicable after and on the same date as the consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than AVX, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will receive cash in an amount equal to the price per Share paid in the Offer.

Stock Exchange Listing

While we intend to consummate the Merger as soon as practicable after and on the same date as the consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE market, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE market if, among other things, (i) there were fewer than 400 stockholders, (ii) there were fewer than 1,200 stockholders and the average monthly trading volume was less than 100,000 Shares over the most recent 12 months, (iii) the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000, or (iv) the aggregate market value of the publicly held Shares was less than $50 million over a consecutive 30 trading-day period. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the standards for continued listing on the NYSE and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as soon as practicable after and on the same date as the consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of AVX to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of AVX subject to registration, would substantially reduce the information required to be furnished by AVX to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to AVX. Furthermore, “affiliates” of AVX and persons holding “restricted securities” of AVX may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.

Following the purchase of Shares in the Offer and subject to the satisfaction or waiver (to the extent waivable) of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as soon as practicable, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of AVX’s reporting obligations under the Exchange Act.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning AVX

The information concerning AVX contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

According to AVX’s Annual Report on Form 10-K for the period ended March 31, 2019 (the “AVX 10-K”), AVX was incorporated in Delaware in 1989. AVX’s principal executive offices are located at 1 AVX Boulevard, Fountain Inn, South Carolina. The telephone number of AVX’s principal executive offices is (864) 967-2150.

The following description of AVX and its business has been taken from the AVX 10-K, and is qualified in its entirety by reference to the AVX 10-K. AVX is a leading worldwide manufacturer, supplier, and reseller of a broad line of electronic components, interconnect, sensing and control devices, and related products. Electronic components and connector, sensing and control products manufactured or resold by AVX are used in many types of end use products, including those in telecommunications, automotive, transportation, energy harvesting, consumer electronics, military/aerospace, medical, computer, and industrial markets.

Financial Information

The following table sets forth summary historical consolidated financial data for AVX as of and for each of the years ended March 31, 2018 and 2019 and as of and for each of the three months and nine months ended December 31, 2018 and 2019, respectively. The selected financial data and the per Share data set forth below are extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in AVX’s Quarterly Report on Form 10-Q for the period ended December 31, 2019 (the “AVX 10-Q”) and the AVX 10-K. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by AVX with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 of the AVX 10-K and Item 1 of Part I in the AVX 10-Q are hereby incorporated by reference in this Offer to Purchase. The reports may be examined, and copies may be obtained from the SEC in the manner described under “Additional Information” below.

	Fiscal Year Ended March 31,
	2018	2019
	(in thousands, except per share data)
OPERATING RESULTS DATA:
Net sales	$1,562,474	$1,791,790
Cost of sales	1,243,612	1,308,907

Gross profit	318,862	482,883
Selling, general and administrative expenses	140,528	168,804
Legal and environmental charges	(1,500)	(5,589)

Profit from operations	179,834	319,668
Interest income	12,778	17,001
Other, net	(299)	(3,426)

Income before income taxes	192,313	333,243
Provision for (benefit from) income taxes	187,403	61,430

Net income	$4,910	$271,813

Income per share:
Basic	$0.03	$1.61
Diluted	$0.03	$1.61
Weighted average common shares outstanding:
Basic	168,262	168,713
Diluted	168,925	169,322
Cash dividends declared per common share	$0.45	$0.46

	As of March 31,
	2018	2019
	(in thousands)
BALANCE SHEET DATA:
Working capital	$1,407,161	$1,470,542
Total assets	2,672,766	2,813,278
Stockholders’ equity	2,243,443	2,384,180

	Three Months Ended December 31,		Nine Months Ended December 31,
	2018	2019	2018	2019
	(in thousands, except per share data)
OPERATING RESULTS DATA:
Net sales	$442,395	$344,441	$1,352,839	$1,123,496
Cost of sales	316,241	266,687	991,876	865,558

Gross profit	126,154	77,754	360,963	257,938
Selling, general and administrative expenses	42,187	41,885	123,341	125,910
Legal and environmental charges	(5,589)	—	(5,589)	—

Profit from operations	89,556	35,869	243,211	132,028
Other income (loss):
Interest income	4,621	3,577	12,159	12,631
Other, net	(3,616)	7,974	(5,107)	7,042

Income before income taxes	90,561	47,420	250,263	151,701
Provision (benefit) for income taxes	16,264	(472)	47,934	15,676

Net income	$74,297	$47,892	$202,329	$136,025

Income per share:
Basic	$0.44	$0.28	$1.20	$0.80
Diluted	$0.44	$0.28	$1.20	$0.80
Dividends declared (per share)	$0.115	$0.115	$0.345	$0.345
Weighted average common shares outstanding:
Basic	168,795	169,125	168,679	169,079
Diluted	169,314	169,467	169,247	169,371

	As of March 31, 2019	As of December 31, 2019
	(in thousands)
BALANCE SHEET DATA:
Total Assets	$2,813,278	$2,835,720
Total Stockholders’ Equity	2,384,180	2,460,618

Certain Unaudited Financial Projections

Neither AVX nor Parent, as a matter of course, publicly discloses forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. While AVX and Parent prepare forecasts annually for internal budgeting and business planning purposes, such forecasts generally focus on the current fiscal year.

The summary financial projections included in this Offer to Purchase should not be regarded as an indication that any of Parent, Purchaser, AVX or their respective affiliates, advisors or representatives consider the financial projections to be material information of AVX or necessarily predictive of actual future events, and the financial projections should not be relied upon as such. The summary financial projections are not intended to influence or induce any AVX stockholder to tender Shares in the Offer. Instead, the summary financial projections are included solely (i) to give AVX stockholders access to certain short-term budget information that was made available in the ordinary course of business to Parent, as described below in “—Short-Term Budget Prepared by AVX,” which was later used by Parent in connection with preparing Parent’s long-term financial projections for AVX, as described below in “—Certain Projections for AVX Prepared by Parent” and (ii) because the long-term financial projections prepared by Parent were made available to Daiwa / DC Advisory, who, at the instruction of Parent, used such projections in connection with rendering the Presentation to Parent’s senior management and performing its related financial analysis, as described above in “Special Factors—Section 8—Materials Prepared by Parent’s Financial Advisor.”

The financial projections included in this Offer to Purchase were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC or Japanese financial regulatory authorities, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or similar Japanese accounting guidelines, or generally accepted accounting principles (“GAAP”) in the U.S. or Japan. Neither AVX’s nor Parent’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the financial projections or expressed any opinion or any form of assurance related thereto.

The financial projections included in this Offer to Purchase, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the financial projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the financial projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Parent, Purchaser or AVX’s control. The financial projections also reflect assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on, among other things, actual results, revised prospects for AVX’s business and changes in market conditions.

Accordingly, there can be no assurance that the financial projections included in this Offer to Purchase will be realized, and actual results may vary materially from those shown. The inclusion of the summary financial projections in this Offer to Purchase should not be regarded as an indication that Parent, Purchaser, AVX or any of their respective affiliates, advisors or representatives considered or consider the financial projections to be predictive of actual future events, and such summaries should not be relied upon as such. None of Parent, Purchaser, AVX or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the financial projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the financial projections to reflect circumstances existing after the date the financial projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial projections are shown to be in error. None of Parent, Purchase or AVX intends to make publicly available any update or other revision to the financial projections, except as otherwise required by law. None of Parent, Purchaser, AVX or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any AVX stockholder or other person regarding the ultimate performance of AVX compared to the information contained in the summary or that the financial projections will be achieved. None of Parent, Purchaser or AVX has made any representation to any other party in the Merger Agreement or otherwise concerning the financial projections.

Certain of the projected financial information set forth below may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Parent or AVX may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the financial projections included in this Offer to Purchase, AVX stockholders are cautioned not to place undue reliance on the projected financial information included below. The financial projections are not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth below.

Short-Term Budget Prepared by AVX

From time to time in the ordinary course of business, in connection with Parent’s annual budgeting process and the preparation by Parent of consolidated financial information and reports, Parent’s management receives financial information from AVX, including prospective financial information. In connection with such annual budgeting process, Parent received the following one-year budget from AVX prepared by AVX’s management on a consolidated basis for AVX and its subsidiaries for the fiscal year ending March 31, 2020 (the “AVX Budget”).

AVX Budget

	Fiscal Year Ending March 31, 2020
	(Estimated)
	1Q	2Q	3Q	4Q	Total
	(in millions)
Sales Revenue	$466	$483	$488	$518	$1,954
Total Cost of Sales	$347	$356	$357	$385	$1,445
Gross Profit	$119	$127	$131	$133	$509
Operating Profit(1)	$74	$82	$87	$89	$332

(1)	Operating Profit is Gross Profit after selling, general and administrative expenses, which consist of direct expenses for sales, labor costs, general expenses and depreciation.

As the AVX Budget was prepared by AVX and provided to Parent in the ordinary course of business, the AVX Budget was developed under the assumption of AVX’s continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Offer and the Merger or reflect any effects of the Offer and the Merger or the effect of the failure of the Offer and the Merger to be consummated.

Certain Projections for AVX Prepared by Parent

In connection with Parent’s consideration of a potential acquisition of the shares of AVX it does not already own, Parent used the AVX Budget as well as historical financial information prepared on a management accounting basis received from AVX in the ordinary course of business to prepare the following projections covering the period from the fiscal year ending March 31, 2020 through the fiscal year ending March 31, 2024 (the “Parent AVX Projections”).

Parent AVX Projections

	Fiscal Year Ending March 31,
	(Estimated)
	2020	2021	2022	2023	2024
	(in millions)
Total Revenue	$1,499	$1,667	$1,757	$1,849	$1,948
Gross Profit	$317	$429	$453	$479	$507
Operating Profit	$149	$273	$289	$306	$324

The Parent AVX Projections were developed by Parent under the assumption of AVX’s continued existence as a standalone business, but the Parent AVX Projections gave effect to potential synergies assuming that the Offer and the Merger would be consummated. Additional assumptions included, but were not limited to, the following:

•	AVX’s business would benefit from synergies from the optimization of the production system of both companies and the introduction of cutting-edge equipment from Parent;

•

Revenue would grow at a rate of 11.2% in the fiscal year ending March 31, 2021, and then grow stably at a rate of 5.4% and 5.3%, respectively, in each of the fiscal years ending March 31, 2022 and 2023;

•	Gross margin would increase from 25.7% to 26.0% of revenue during the period (based on historical growth in gross margin); and

•	Operating margin would increase from 16.4% to 16.6% of revenue during the period (based on historical growth in operating margin).

Certain Prospective Financial Information of AVX

In connection with the Special Committee’s evaluation of Parent’s offer, management of AVX, provided the Special Committee with certain AVX forecasts (the “Company Projections”), included in Item 4. “THE SOLICITATION OR RECOMMENDATION—Projected Financial Information” of the Schedule 14D-9. A summary of the Company Projections was later shared with Parent and Daiwa / DC Advisory by Centerview on behalf of the Special Committee during the negotiations regarding Parent’s offer to purchase the Shares. However, the Company Projections were not relied upon or otherwise used by Daiwa / DC Advisory in the preparation of the Presentation. For more information on the Company Projections, including a more detailed description of the limitations on and uncertainties inherent in such projections, stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

Additional Information

AVX is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. AVX’s filings are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of this Offer to Purchase.

9. Certain Information Concerning Purchaser and Parent

We are a Delaware corporation incorporated on February 18, 2020, with principal executive offices at 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan. The telephone number of our principal executive offices is +81-75-604-3500. To date, we have engaged in no activities other than those incidental to our formation and the Offer.

Parent is a joint stock corporation incorporated under the laws of Japan in 1959 with the name Kyoto Ceramic Kabushiki Kaisha. Its name was changed to Kyocera Kabushiki Kaisha (or Kyocera Corporation) in 1982. Parent’s corporate headquarters is at 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan. Parent’s telephone number is +81-75-604-3500. Parent has developed new technologies and new products and cultivated new markets based on fine ceramic technologies since its establishment. Parent also promotes growth through the diversified management resources from components technologies to electronic devices, equipment, systems and services. Parent develops, produces and distributes worldwide various kinds of products primarily for the following markets: information and communications, industrial machinery, automotive-related and environment and energy.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) we, through Parent will have sufficient funds to purchase all Shares validly tendered, and not validly withdrawn, in the Offer and to provide funding for the Merger, (iii) consummation of the Offer is not subject to any financing condition, and (iv) if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger, which is expected to follow as promptly as practicable following the closing of the Offer.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent has filed electronically with the SEC.

The Purchaser and Parent have made no arrangements in connection with the Offer to provide holders of Shares access to our corporate files or to obtain counsel or appraisal services at our expense. For a discussion of appraisal rights, see “—Section 12—Purpose of the Offer; Plans for AVX; Effects of the Offer; Stockholder Approval; Appraisal Rights.”

10. Source and Amount of Funds

We estimate that we will need approximately $1.03 billion to purchase all Shares pursuant to the Offer and the Merger. Parent and its controlled affiliates expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses. It is anticipated that all of such funds will be obtained from Parent’s cash on hand. Neither we nor Parent has any alternative financing plans or arrangements.

The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11. Background of the Offer and the Merger; Contacts with AVX

The information set forth below regarding AVX not involving Parent or Purchaser was provided by AVX, and none of the Parent or Purchaser or any of its affiliates (other than AVX) or representatives assumes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent or Purchaser or any of its affiliates (other than AVX) or representatives participated.

Parent regularly evaluates its business assets and prospects. The senior management and board of directors of Parent regularly review operational and strategic opportunities to maximize value for investors of Parent. In connection with these reviews, the management and board of directors of Parent from time to time evaluate potential transactions that could further its strategic objectives and maximize shareholder value.

The AVX Board and members of management of AVX regularly review AVX’s performance, prospects and strategy in light of then-current business and economic conditions. These regular reviews have, from time to time, included evaluation of potential strategic combination and acquisition opportunities involving AVX.

From January 1990 through August 15, 1995, AVX was wholly owned by Parent. On August 15, 1995, Parent sold 22.9%, or 39,300,000 Shares, and AVX sold an additional 4,400,000 Shares, in a public offering. In February 2000, Parent sold an additional 10,500,000 Shares. Following such sale, Parent and its wholly owned subsidiary held 121,800,000 Shares, representing approximately 72% of the outstanding shares of common stock. A majority of the members of the AVX Board, including John Sarvis, Chief Executive Officer, President, and Chairman of the Board of AVX, are also members of the board of directors of Parent.

On February 1, 2019 (Japan time), following a meeting of the board of directors of Parent, Koichi Kano, Managing Executive Officer of Parent, informed Mr. Sarvis that Parent was considering making a proposal to acquire the outstanding Shares not already owned by Parent. No pricing or other terms of any potential transaction were discussed.

On May 23, 2019 (Japan time), Michael Hufnagel, Senior Vice President and Chief Financial Officer of AVX, Kenji Kodomari, General Manager of Parent, and Korehito Yamamura, Manager of Parent, had a meeting in Kyoto, Japan in the course of AVX’s ongoing relationship with Parent, during which they generally discussed matters relating to potential timing and logistics of a potential transaction between Parent and AVX, as well as potential related disclosure obligations, but did not discuss pricing or other terms of a potential transaction. Mr. Sarvis subsequently informed senior management and the independent directors of AVX that Parent was considering making a proposal in 2019 to acquire the outstanding Shares not already owned by Parent.

On May 29, 2019 and June 17, 2019, Messrs. Hufnagel, Kodomari and Yamamura had additional telephonic discussions, during which they generally discussed matters relating to potential timing and logistics of a potential acquisition by Parent of the outstanding Shares not already owned by Parent, as well as potential related disclosure requirements, but did not discuss pricing or other terms of a potential transaction.

Over the course of the following months, Parent’s management held a series of meetings and telephone conferences among themselves to further evaluate a potential acquisition of the Shares not owned by Parent. These discussions did not involve Mr. Sarvis or other members of AVX’s management or the independent directors of AVX. In addition, Mr. Sarvis was not involved in any subsequent discussions at meetings of the Parent’s board of directors regarding a potential transaction, and Mr. Sarvis did not vote on any decisions regarding a potential transaction at meetings of the Parent’s board of directors.

On October 2, 2019, Messrs. Hufnagel, Kodomari and Yamamura had a telephonic discussion, during which, among other unrelated matters, they generally discussed matters relating to potential timing and logistics of a potential transaction between Parent and AVX, as well as potential related disclosure requirements, but did not discuss pricing or other terms of a potential transaction.

On October 3, 2019 (Japan time), Mr. Kodomari, on behalf of Parent, sent an email communication to Donald Christiansen, John Ballato and David DeCenzo, the independent directors of AVX and members of the standing Special Advisory Committee of the AVX Board, indicating Parent’s interest in pursuing the acquisition of the outstanding Shares not already owned by Parent and requesting that the AVX Board form a special committee of independent directors in order to receive further communications in connection with any proposal that Parent might make. Mr. Kodomari indicated that Parent anticipated making such a proposal in late October 2019. Mr. Kodomari subsequently spoke telephonically with Messrs. Christiansen, Ballato and DeCenzo on the same topic.

On October 8, 2019, Mr. Sarvis sent an email communication to Mr. Kano requesting that any subsequent communications from Parent to AVX regarding a potential transaction between Parent and AVX be sent to Messrs. Christiansen, Ballato and DeCenzo, in anticipation of the formation of a special committee consisting of those three individuals. Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) was engaged as independent outside counsel to the independent directors of AVX, including to serve as independent outside counsel to the special committee when it was formed. Following discussions with the three independent directors of AVX, Wachtell Lipton recommended that Mr. Christiansen be appointed chairman of the special committee when it was formed.

On October 10, 2019, Messrs. Hufnagel, Kodomari and Yamamura and Evan Slavitt, Senior Vice President, General Counsel and Corporate Secretary of AVX, met in Greenville, South Carolina, to discuss the logistics and timing of any potential offer that Parent might make. Pricing of a potential transaction was not discussed. The potential members of the special committee were not informed of and did not participate in such meeting.

On November 15, 2019, Mr. Kodomari, on behalf of Parent, informed Messrs. Christiansen, Ballato and DeCenzo that Parent expected to make an offer to acquire all of the Shares that Parent did not already own on November 27, 2019, following a meeting of the Parent board of directors, assuming that the Parent board of directors approved such an offer. No pricing or other terms of any potential offer were communicated.

Subsequently, representatives of Davis Polk & Wardwell LLP (“Davis Polk”), U.S. legal counsel to Parent, Wachtell Lipton, and Alston & Bird LLP (“Alston & Bird”), outside counsel to AVX, coordinated with respect to each of AVX’s and Parent’s plans to disclose the fact of Parent’s proposal after it was communicated by Parent to the Special Committee. As part of this process, it was indicated that Parent anticipated that any potential transaction would be structured as a tender offer. In addition, Wachtell Lipton drafted proposed resolutions for the AVX Board to review with respect to the formation of the Special Committee. Wachtell Lipton discussed the form of such resolutions initially with Mr. Christiansen and then with Messrs. Ballato and DeCenzo. The initial draft of the resolutions from Wachtell Lipton included a requirement that any transaction proposed by Parent to acquire the Shares not owned by Parent be conditioned on the approval by the holders of the majority of the Shares not owned by Parent (the “Majority of the Minority Condition”). Wachtell Lipton provided a draft of such resolutions to Davis Polk, which commented on such resolutions and indicated that Parent was not willing to proceed with a Majority of the Minority Condition. Wachtell Lipton discussed the deletion of the Majority of the Minority Condition with Messrs. Christiansen, Ballato and DeCenzo, who indicated that they would be willing to serve on a special committee even though there was not a Majority of the Minority Condition but instructed Wachtell Lipton to continue to seek a Majority of the Minority Condition for any proposed transaction. Subsequently, the draft resolutions were incorporated by Wachtell Lipton into a form of unanimous written consent for execution by the directors of AVX.

On November 19, 2019, Messrs. Hufnagel, Kodomari and Yamamura had a meeting in Kyoto, Japan in the course of AVX’s ongoing relationship with Parent, during which they generally discussed matters relating to timing and logistics of a potential formal offer, as well as potential related disclosure obligations, but did not discuss pricing or other terms of a potential formal offer.

On November 20, 2019, following a recommendation by Wachtell Lipton, Mr. Christiansen met in New York City with representatives of Centerview Partners LLC (“Centerview”), at a meeting attended by representatives of Wachtell Lipton, to interview Centerview as a potential financial advisor to the Special Committee, once formed. As part of the interview with Centerview, Mr. Christiansen received information regarding Centerview’s expertise, experience and qualifications and Centerview’s relationships with respect to Parent and AVX. Following the interview with Centerview, Mr. Christiansen shared information regarding Centerview with Mr. Ballato and Mr. DeCenzo, who collectively concluded that Centerview’s disclosure did not indicate any relationships that would adversely affect Centerview’s ability to serve as financial advisor to the Special Committee, once formed.

On November 26, 2019, the AVX Board, acting by unanimous written consent and utilizing the resolutions drafted by Wachtell Lipton, established a special committee composed of Mr. Christiansen, Mr. Ballato and Mr. DeCenzo, each of whom is an independent director disinterested in the proposed transaction and unaffiliated with Parent (the “Special Committee”), and agreed that the AVX Board would not approve the proposed transaction, or recommend the transaction to AVX’s disinterested stockholders, without the favorable recommendation of the Special Committee. The Special Committee was delegated with the full power and authority of the AVX Board to, among other things, review, evaluate and negotiate any proposal from Parent and the terms of any potential transaction with Parent; to negotiate with any other party, and solicit proposals for alternative transactions, to the extent the Special Committee deemed necessary, appropriate or advisable; to reject the proposal from Parent; and to make a recommendation to the AVX Board what action, if any, should be taken by AVX with respect to the proposal from Parent or a transaction of this type with Parent. The Special Committee was also given the authority to select and engage its own independent advisors. The compensation of the Special Committee was not set at such time but was deferred until later in the process.

On November 27, 2019 (Japan time), Mr. Kodomari, on behalf of Parent, sent the members of the Special Committee a proposal to acquire each outstanding Share not already owned by Parent for $19.50 per share in cash. The proposal letter sent by Parent further informed the Special Committee that Parent had no interest in selling any of the Shares that it owned, and would not expect, in Parent’s capacity as a shareholder of AVX, to vote in favor of or otherwise support any alternative sale, merger or similar transaction involving AVX. Later that day, each of Parent and AVX issued a press release publicly announcing that such proposal had been made, disclosing a copy of the proposal letter.

On November 27, 2019, the Special Committee engaged Centerview as its independent financial advisor.

On December 2, 2019, Davis Polk sent a draft of the Merger Agreement in respect of Parent’s offer and a list of Parent’s requested due diligence items to Wachtell Lipton.

On December 6, 2019, representatives of Centerview, at the direction of the Special Committee, held an in-person diligence meeting with AVX’s management team at AVX’s headquarters in Fountain Inn, South Carolina.

On December 10, 2019, the Special Committee held a telephonic meeting attended by members of Centerview and Wachtell Lipton. The Centerview representatives reviewed certain preliminary financial analyses relating to Parent’s proposal based on public financial information of AVX, and the representatives of Wachtell Lipton reviewed the Special Committee’s responsibilities and obligation and discussed certain terms of the draft Merger Agreement provided by Parent. The members of the Special Committee and their representatives discussed potential next steps if the Special Committee determined to engage with Parent. Following discussion, the members of the Special Committee instructed Wachtell Lipton and Centerview to send a letter to Parent communicating the Special Committee’s response to Parent’s proposal. Following the meeting, representatives of Wachtell Lipton, on behalf of the Special Committee and in accordance with the Special Committee’s instructions, sent a letter from the Special Committee to representatives of Davis Polk, on behalf of Parent. The letter from the Special Committee read as follows:

Kyocera Corporation

Head Office 6 Takeda Tobadono-cho

Fushimi-ku Kyoto 612-8501 Japan

Attention: Kenji Kodomari

Dear Mr. Kodomari:

As the three members of the Special Committee of the Board of Directors of AVX Corporation, we are writing to acknowledge our receipt of your November 27, 2019 proposal to purchase all of the outstanding shares of AVX that Kyocera does not own, at a price of $19.50 per share, in cash. We also understand from your proposal that Kyocera has no interest in selling any of its shares of AVX. On December 1, 2019, counsel to the Special Committee received a draft merger agreement and proposed due diligence list from your legal advisor.

As you are aware, the Special Committee has retained Wachtell, Lipton, Rosen & Katz as its counsel and Centerview Partners as its financial advisor. We have already met with both Wachtell, Lipton and Centerview. In addition, Centerview has met with the management of AVX to begin the significant work necessary to evaluate your proposal. Although that work is underway, we wanted to convey to you our initial impression as directors of AVX that we were surprised and disappointed by the suggested purchase of $19.50 per share of AVX, which in our individual views significantly undervalues AVX and its prospects. However, we have directed Centerview to undertake all of the work necessary to appropriately value AVX so that we can formally respond to your proposal.

All three of us take seriously our duties as members of the Special Committee of the AVX Board and our obligations to protect the interests of the holders of the AVX shares not currently owned by Kyocera. With the advice of our counsel, we must ensure that the process followed with respect to your proposal is fair and that any price that we would recommend to the AVX shareholders (other than Kyocera) is also a fair price. In our view, a fair price must appropriately compensate the AVX shareholders (other than Kyocera) for the full value of AVX, including its prospects and the benefits that will result to Kyocera from completing the acquisition of the AVX shares that it does not own. Moreover, as part of any process, the terms of any merger agreement entered into between Kyocera and AVX must provide appropriate safeguards to the minority shareholders in the context of any proposed transaction.

As we noted above, our financial advisor has already started its work. Based upon the significant data that management must provide and our financial advisors must review to determine the value of AVX, we would expect to be in a position to make a formal response to Kyocera in either late December or early January, after the Special Committee has had sufficient opportunity to review Centerview’s analysis and consult with its advisors. Given the value of your initial proposal, we do not believe that it is appropriate for AVX to provide you with access to the due diligence information you have requested at this time. As part of any formal response, we would expect to provide you with our counsel’s views regarding your draft merger agreement.

In closing, we confirm that we will respond to your proposal in due course and that our efforts will continue to focus upon protecting the interests of the minority shareholders of AVX.

Very truly yours,

Donald B. Christiansen Chairman	John Ballato	David DeCenzo

On December 11, 2019, representatives of Daiwa / DC Advisory, financial advisor to Parent, on behalf of Parent, had a telephonic meeting with representatives of Centerview during which the representatives of Daiwa / DC Advisory reiterated Parent’s belief that an offer price of $19.50 per Share represented a sufficient premium to minority stockholders and stated Parent’s interest in proceeding with a potential transaction expeditiously.

Throughout December 2019, representatives of Centerview, at the direction of the Special Committee, attended numerous meetings and discussions with members of AVX’s management team in order to review AVX’s financial information and management’s development of a set of five-year financial projections, to be provided to the Special Committee in connection with their evaluation of a potential transaction with Parent. During this period Centerview and Wachtell Lipton communicated regularly with Mr. Christiansen in his role as Chairman of the Special Committee. In addition, Wachtell Lipton had further individual discussions with the members of the Special Committee.

On January 8, 2020, the Special Committee held a telephonic meeting attended by representatives of Centerview and Wachtell Lipton for which materials were provided to the Special Committee in advance of the meeting. The representatives of Wachtell Lipton provided an overview on the roles and responsibilities of the Special Committee, as well as its fiduciary duties under Delaware law. Mr. Christiansen and the representatives of Centerview and Wachtell Lipton reviewed prior communications with Parent and its advisors with respect to the proposal, and the representatives of Centerview reviewed with the Special Committee Centerview’s discussions with AVX’s management team regarding the AVX management team’s development of financial projections for the Special Committee to use in its evaluation of a potential transaction with Parent and the content of management’s projections. The representatives of Centerview reviewed their preliminary financial analyses with the members of the Special Committee. Among other items, the representatives of Centerview discussed their consideration of the fact that Parent had previously terminated its distribution agreement with AVX effective April 1, 2018 and the financial impact of such termination on AVX’s historical revenues, and discussed the potential impact of AVX’s large cash position on the Special Committee’s consideration of Parent’s initial proposal. Following discussion, the Special Committee determined that the value indicated in Parent’s initial proposal was not sufficient to recommend a transaction and that the Special Committee believed the appropriate purchase price for a transaction of this type was in the range of $23.00 to $25.00 per Share. The Special Committee also determined to inform Parent that it was the Special Committee’s view that any transaction should include a Majority of the Minority Condition. The Special Committee instructed Centerview and Wachtell Lipton to verbally convey these messages to Parent and further instructed Centerview to share in writing financial information with Daiwa / DC Advisory if Daiwa / DC Advisory wished to receive such information. The Special Committee also agreed that Mr. Christiansen would inform Mr. Kodomari that Centerview and Wachtell Lipton would be doing so.

Subsequently on January 8, 2020, Mr. Christiansen sent an email communication to Mr. Kodomari informing him that the Special Committee had met with Centerview and Wachtell Lipton to discuss Parent’s November 27th proposal, and that Centerview and Wachtell Lipton would be reaching out to Daiwa / DC Advisory and Davis Polk, respectively, to convey the substance of that response.

On January 9, 2020, representatives of Centerview, at the direction of the Special Committee, spoke telephonically with representatives of Daiwa / DC Advisory. The representatives of Centerview stated that the Special Committee’s view was that the value indicated in Parent’s initial proposal was not sufficient to recommend a transaction and that the Special Committee believed a purchase price of $23.00 to $25.00 per Share was the appropriate valuation range. The representatives of Centerview stated that the Special Committee had offered to share with Daiwa / DC Advisory financial information reviewed by the Special Committee in reaching its conclusion, including a summary of the projections prepared by management of AVX and information regarding potential additional value drivers relating to AVX’s prospects. In addition, the representatives of Centerview stated that the Special Committee’s position was that any potential transaction should include a Majority of the Minority Condition. The representatives of Centerview stated that the Special Committee would not be providing specific feedback on the draft Merger Agreement, and would instruct AVX not to respond to the due diligence request list provided by Parent, unless Parent made a revised proposal that offered sufficient value and included a Majority of the Minority Condition. The representatives of Centerview conveyed the Special Committee’s belief that any negotiation and documentation could be completed expeditiously, along with any required due diligence, if these issues were satisfactorily resolved. On the same day, representatives of Wachtell Lipton spoke telephonically with representatives of Davis Polk and conveyed these same messages.

On January 10, 2020, at the request of representatives of Daiwa / DC Advisory, on behalf of Parent, representatives of Centerview, on behalf of the Special Committee, sent a written version of the Special Committee’s response to Daiwa / DC Advisory, along with a summary of the financial projections prepared by AVX’s management and of additional potential value drivers that the Special Committee believed were relevant to the consideration of an appropriate transaction price. The materials were also shared with Davis Polk and with the Special Committee.

On January 14, 2020, representatives of Centerview, at the direction of the Special Committee, met with representatives of Daiwa / DC Advisory in Chicago to discuss the written materials previously sent to the Special Committee on January 10 and additional value drivers underlying the Special Committee’s suggested valuation range.

On January 15, 2020, representatives of Daiwa / DC Advisory, on behalf of Parent, spoke telephonically with representatives of Centerview and communicated that Parent was willing to raise its offer price to $20.50 per Share, but was likely unwilling to make a proposal in the range communicated by the Special Committee. Daiwa / DC Advisory further communicated that the revised offer did not contemplate a Majority of the Minority Condition, and that Parent was unwilling to agree to include Majority of the Minority Condition in any potential transaction.

On January 16, 2020, the Special Committee held a telephonic meeting attended by representatives of Centerview and Wachtell Lipton. Representatives of Centerview discussed with the Special Committee the information communicated by the representatives of Daiwa / DC Advisory and reviewed with the Special Committee preliminary financial analyses of Parent’s $20.50 per Share revised proposal. Following discussion, the Special Committee determined that the revised offer price of $20.50 per Share continued to undervalue AVX and its prospects, and directed Centerview to convey to Daiwa / DC Advisory that the Special Committee’s view on the appropriate per Share price range of $23.00 to $25.00 and the inclusion of a Majority of the Minority Condition had not changed.

On January 17, 2020, representatives of Centerview, at the direction of the Special Committee, spoke telephonically with representatives of Daiwa / DC Advisory and conveyed this message.

On January 18, 2020, representatives of Daiwa / DC Advisory, on behalf of Parent, spoke telephonically with representatives of Centerview, on behalf of the Special Committee and discussed the status of the potential transaction. On that call, the representatives of Centerview asked Daiwa / DC Advisory if Parent would be willing to increase its offer price to an amount between $20.50 and $23.00 per Share in a transaction that would include a Majority of the Minority Condition.

On January 20, 2020, representatives of Daiwa / DC Advisory, on behalf of Parent, spoke telephonically with representatives of Centerview, on behalf of the Special Committee, and indicated that, while Parent was still discussing the response from the Special Committee internally, Parent believed its revised offer of $20.50 per Share already reflected an appropriate value. The representatives of Centerview indicated that, based on their prior discussions with the Special Committee, they believed the Special Committee would not consider $20.50 per Share to be sufficient to recommend a transaction, including due to the lack of a Majority of the Minority Condition.

On January 21, 2020, representatives of Daiwa / DC Advisory, on behalf of Parent, spoke telephonically with representatives of Centerview and indicated that Parent was willing to raise its offer price to $21.00 per share, and that Daiwa / DC Advisory believed that this represented the top of the valuation range that Parent was willing to consider. Daiwa / DC Advisory further communicated that the revised offer did not contemplate a Majority of the Minority Condition, and that Parent remained unwilling to agree to include a Majority of the Minority Condition in any potential transaction.

On January 22, 2020, representatives of Centerview and Wachtell Lipton conveyed the revised proposal terms to Mr. Christiansen and subsequently with the other members of the Special Committee. The parties discussed the possibility of Mr. Christiansen reaching out to a representative of Parent in order to convey the Special Committee’s views on the appropriate transaction price directly.

On January 23, 2020, representatives of Centerview, on behalf of the Special Committee, communicated with representatives of Daiwa / DC Advisory in order to request information regarding the appropriate member of the Parent board for Mr. Christiansen to contact, and Daiwa / DC Advisory subsequently provided such information to Centerview.

On January 25, 2020, the Special Committee held a telephonic meeting attended by representatives of Centerview and Wachtell Lipton. The representatives of Centerview provided the Special Committee with an update on discussions with Daiwa / DC Advisory, including Parent’s revised $21.00 per Share offer, and reviewed the financial terms of the revised proposal. Following discussion, including the Special Committee’s assessment of the potential maximum price that Parent might be willing to offer based on the feedback from Parent’s representatives, the Special Committee directed Mr. Christiansen to communicate directly with Goro Yamaguchi, Chairman of the Board and Representative Director of Parent, and to propose moving forward with the transaction on the basis of a price of $21.75 per Share. The Special Committee decided that, given Parent’s continued stated unwillingness to agree to a Majority of the Minority Condition and the belief that Parent would not change that position, a price of $21.75 per Share (which the Special Committee believed was the maximum amount that Parent would be willing to offer) offered sufficiently attractive value for the Special Committee to recommend that the AVX Board approve a transaction with Parent (subject to the negotiation of a satisfactory merger agreement providing appropriate closing certainty and other acceptable terms).

On January 27, 2020, Mr. Christiansen spoke telephonically with Mr. Yamaguchi. Mr. Yamaguchi stated that because of his serving in overlapping positions at Parent and as a director of AVX, he would not engage in negotiations with the Special Committee regarding Parent’s offer, but that he would hear what Mr. Christiansen had to say and would convey it to the appropriate persons at Parent. Mr. Christiansen informed Mr. Yamaguchi that the Special Committee believed that it could recommend a transaction at a price of $21.75 per Share without a Majority of the Minority Condition, and that he had no authorization from the other members of the Special Committee to proceed with discussions at any price below such level. Mr. Christiansen stressed that the Special Committee had only arrived at this position following extensive discussion, and he did not have confidence that they would be willing to proceed at a price less than $21.75 per share in the absence of a Majority of the Minority Condition. Mr. Yamaguchi conveyed this message to Mr. Kodomari, and Parent management held further internal discussions regarding this message from the Special Committee.

On January 28, 2020, Mr. Kodomari, on behalf of Parent, spoke telephonically with Mr. Christiansen and indicated that Parent was willing to proceed with discussions based on the Special Committee’s proposed purchase price of $21.75 per Share, without a Majority of the Minority Condition, subject to due diligence, the negotiation of a mutually acceptable Merger Agreement and the approval of the Merger Agreement by the board of directors of Parent.

On January 28, 2020, representatives of Daiwa / DC Advisory, on behalf of Parent, spoke telephonically with representatives of Centerview, during which they generally discussed matters relating to potential timing and logistics of the negotiation of the Merger Agreement and due diligence process, as well as potential related disclosure requirements.

On February 1, 2020, Wachtell Lipton delivered to Davis Polk a revised draft of the Merger Agreement. From February 1, 2020 until the execution of the Merger Agreement on February 21, 2020, the parties and their respective legal and financial advisors exchanged numerous drafts of, and engaged in numerous discussions and negotiations concerning the terms of, the Merger Agreement and related disclosure schedules and annexes. Significant areas of discussion and negotiation included (1) the timing of the Offer; (2) the scope of AVX’s representations and warranties; (3) the terms of the regulatory efforts covenant and whether certain potential regulatory filings or approvals should be conditions to the consummation of the Offer; (4) the non-solicitation provisions and the ability of the AVX Board to change its recommendation in favor of the Offer and the Merger Agreement; and (5) whether a termination fee would be payable by AVX to Parent in connection with the termination of the Merger Agreement in certain circumstances.

On February 4, 2020, AVX at the direction of the Special Committee provided Parent with access to a virtual data room with additional financial information requested by Parent for confirmatory due diligence. Following the receipt of access to the virtual data room and up until the date the Merger Agreement was executed, representatives of Wachtell Lipton and Alston & Bird met telephonically with representatives of Davis Polk and Nagashima Ohno & Tsunematsu (“NO&T”), Japanese legal counsel to Parent, to discuss certain due diligence topics in parallel with the negotiation of the Merger Agreement.

On February 12, 2020, representatives of Davis Polk and NO&T held a telephonic legal due diligence call with Mr. Slavitt. Representatives of Wachtell Lipton and Alston & Bird also participated in the call.

On February 13, 2020, Mr. Sarvis sent a communication to Mr. Kano regarding a potential replacement plan for the existing restricted stock unit incentive program at AVX following the closing of the transaction. Mr. Yamamura, acting on behalf of Mr. Kano, confirmed with Mr. Sarvis that Mr. Sarvis was acting with the knowledge of the Chairman of the Special Committee, and began communicating with Mr. Sarvis concerning his proposal. In such communications (which continued from February 13, 2020 until after the entry by the parties into the Merger Agreement), Mr. Yamamura stated to Mr. Sarvis that the proposal from Mr. Sarvis could be the basis for further discussions following the closing of the transaction, but any such program would be subject to approval from the Compensation Committee and the AVX Board. Under Mr. Sarvis’s proposal, eligible employees who completed one full year of employment with AVX and were actively employed at the start of the relevant fiscal year would be awarded annual retention bonuses paid after the end of each fiscal year for a three-year period, with each such bonus vesting only upon completion each such full year of employment. Under Mr. Sarvis’s proposal, each employee holding a position at AVX as the Chief Executive Officer, President, Chief Financial Officer, the Chief Operating Office or Senior Vice President would be eligible to receive total retention bonuses over such three-year period ranging from $133,000 to $160,000. Following discussions of Mr. Sarvis’s proposal between Mr. Yamaguchi, Hideo Tanimoto, President and Representative Director of Parent, and Mr. Kano, Mr. Yamamura sent a communication to Mr. Sarvis stating that Mr. Yamaguchi and Mr. Tanimoto agreed with Mr. Sarvis’s proposal, also stating their understanding that formal approval of a replacement plan would be made after the closing of the transaction, using Mr. Sarvis’s draft proposal as the basis of the formal review and approval process by the AVX Compensation Committee and/or the AVX Board.

On February 19, 2020, the Special Committee held a telephonic meeting, attended by representatives of Wachtell Lipton and Centerview, to discuss and review the draft Merger Agreement and to consider the proposed transaction. Representatives of Wachtell Lipton reviewed the duties of the directors and the terms of the draft Merger Agreement. Representatives of Centerview reviewed with the Special Committee Centerview’s financial analysis of the consideration proposed in the Offer. Centerview then rendered its oral opinion, which was subsequently confirmed in writing, to the Special Committee to the effect that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the consideration of $21.75 per Share in cash to be received by the holders of Shares (other than certain excluded shares as provided in the Merger Agreement, together with any Shares held by any affiliate of AVX or Parent) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following discussion, including of the factors summarized in “Item 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” of the Schedule 14D-9, the members of the Special Committee unanimously recommended that the AVX Board approve the Merger Agreement.

On February 20, 2020, the AVX Board held a telephonic meeting, attended by representatives of Wachtell Lipton, Alston & Bird and Centerview, to discuss and review the draft Merger Agreement, to receive the report of the Special Committee and to consider the proposed transaction. Representatives of Wachtell Lipton reviewed the duties of the directors and the terms of the draft Merger Agreement. Representatives of Centerview reviewed with the AVX Board Centerview’s financial analysis of the consideration proposed in the Offer, including the terms of Centerview’s fairness opinion that had been delivered to the Special Committee. Following discussion, including of the factors summarized in “Item 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” of the Schedule 14D-9, and following the unanimous votes of the independent members of the AVX Board (with all other directors abstaining) and of all members of the AVX Board other than Mr. Sarvis (with Mr. Sarvis abstaining), the AVX Board unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were fair to and in the best interests of AVX’s stockholders; approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by AVX of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; agreed that the Merger would be effected pursuant to Section 251(h) of the DGCL; and resolved, subject to the terms and conditions of the Merger Agreement, to recommend that AVX’s stockholders tender their Shares into the Offer.

In the morning of February 21, 2020 (Japan time), the board of directors of Parent convened and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, with Mr. Sarvis abstaining from the deliberations regarding and the voting on such approval. Later that morning, AVX, Parent and Purchaser executed the Merger Agreement. Later that day, each of AVX and Parent issued a press release announcing the transaction.

On March 2, 2020, Parent and Purchaser commenced the Offer and filed the Schedule TO.

12. Purpose of the Offer; Plans for AVX; Effects of the Offer; Stockholder Approval; Appraisal Rights

Purpose of the Offer; Plans for AVX

The purpose of the Offer and the Merger is for Parent to acquire the entire equity interest in AVX. The Offer, as the first of two steps in the acquisition of AVX, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of AVX not purchased pursuant to the Offer or otherwise and to cause AVX to become a wholly owned subsidiary of Parent.

We currently intend, and are obligated under the Merger Agreement, to consummate the Merger as soon as practicable after the consummation of the Offer. As described in “—Section 13—The Merger Agreement—The Merger,” the Shares acquired in the Offer will be canceled in the Merger and the capital stock of AVX as the surviving corporation will be the capital stock of Purchaser. Following the Merger, the directors of Purchaser at the Merger Effective Time will be the directors of AVX as the surviving corporation, and the officers of AVX at the Merger Effective Time will be the officers of AVX as the surviving corporation. See “—Section 13—The Merger Agreement—The Merger.” Upon completion of the Merger, the Shares currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

If you sell your Shares in the Offer, you will cease to have any equity interest in AVX or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in AVX. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of AVX.

Parent intends to conduct a comprehensive review of AVX’s business, operations, capitalization and management. Accordingly, we are not in a position to discuss specific plans and timelines at this time.

If, for any reason following completion of the Offer, the Merger is not consummated, Parent, Purchaser and their affiliates reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving AVX or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any change in the AVX Board or management, (iii) any material change in AVX’s capitalization or dividend policy, (iv) any other material change in AVX’s corporate structure or business, (v) any class of equity securities of AVX being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vi) any class of equity securities of AVX becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Effects of the Offer

If the Offer is consummated, the interest of Parent in AVX’s net book value and net earnings would increase in proportion to the number of Shares acquired in the Offer. If the Merger is consummated, Parent’s indirect interest in such items would increase to 100%, and Parent would be entitled to all benefits resulting from that interest, including all income generated by AVX’s operations and any future increase in AVX’s value. Former stockholders would thereafter have no opportunity to participate in the earnings and growth of AVX and would not have any right to vote on corporate matters. Similarly, after any such merger, Parent would also bear the entire risk of losses generated by AVX’s operations and any decrease in the value of AVX, and former stockholders would not face the risk of losses generated by AVX’s operations or decline in the value of AVX.

No Stockholder Approval

If the Offer is consummated, we do not anticipate seeking the approval of AVX’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquiring entity (together with any stock owned by any entity that (i) owns, directly or indirectly, all of the outstanding stock of such acquiring entity or (ii) is a direct or indirect wholly owned subsidiary of such acquiring entity or of any person referred to in the preceding clause (i)) equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after and on the same date as the consummation of the Offer, without a vote of AVX stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, pursuant to the DGCL, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their Shares by the Court of Chancery of the State of Delaware and to receive a cash payment of the “fair value” of their Shares as of the Merger Effective Time of the Merger as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares may be more than, less than, or equal to the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the giving of the Schedule 14D-9, deliver to AVX a written demand (or a demand delivered by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in the Schedule 14D-9) for appraisal of Shares held, which demand must reasonably inform AVX of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger, should review the Schedule 14D-9 and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of AVX’s stockholders to appraisal rights under the DGCL in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders of AVX desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is set forth in Schedule II hereto.

13. The Merger Agreement

The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, AVX or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Parent’s or AVX’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, AVX or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and AVX publicly file.

The Offer

Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser has agreed to commence a cash tender offer (as promptly as practicable, but in no event later than March 9, 2020) for all of the Shares at a purchase price of $21.75 per Share, net to the seller of such Shares in cash, without interest and subject to deduction for any required withholding taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver (to the extent waivable) of the conditions set forth in “—Section 15—Conditions to the Offer.” Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any of the conditions to the Offer or modify the terms of the Offer, except that, without the prior written consent of AVX, it will not:

•	reduce the Offer Price;

•	change the amount or form of consideration to be paid in the Offer;

•	decrease the number of Shares subject to the Offer;

•	extend or otherwise change the expiration date of the Offer (except to the extent required under the Merger Agreement);

•	impose any condition to the Offer in addition to the Offer conditions set forth in Annex I to the Merger Agreement;

•	terminate the Offer;

•	accelerate, extend or otherwise change the Expiration Time;

•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act; or

•

otherwise amend, modify or supplement any of the conditions to the Offer or the terms of the Offer in a manner adverse to, or that would reasonably be expected to be adverse to, any holder of the Shares.

Extensions of the Offer

If at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived (to the extent waivable), the Merger Agreement requires that Purchaser extend the Offer for one or more consecutive periods of not more than (except with the consent of AVX) ten business days until such time as such conditions shall have been satisfied or waived, provided that we will not be required to extend the Offer beyond July 15, 2020. In addition, we must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer. Except as otherwise permitted pursuant to the Merger Agreement, we may not terminate the Offer, or permit the Offer to expire, prior to any such extended expiration date without the consent of AVX.

The Merger Agreement obligates Purchaser, subject to the satisfaction or waiver (to the extent waivable) of the conditions set forth in “—Section 15—Conditions to the Offer,” to accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time (and in any event within one business day with respect to acceptance and three business days with respect to payment).

The Merger

As soon as practicable following the consummation of the Offer, and unless applicable law prohibits or makes illegal the consummation of the Merger, Purchaser will merge with and into AVX, and AVX will survive as a wholly owned subsidiary of Parent. At the Merger Effective Time, any Shares not purchased pursuant to the Offer (other than (i) Shares owned by AVX as treasury stock (other than Shares in an employee benefit or compensation plan) immediately prior to the Merger Effective Time, (ii) Shares owned by any wholly owned subsidiary of either AVX or Parent at both the commencement of the Offer and immediately prior to the Merger Effective Time, if any, (iii) Shares irrevocably accepted by Purchaser pursuant to the Offer and which will be paid for in the Offer, (iv) Shares outstanding immediately prior to the Merger Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL and (v) Shares owned at both the commencement of the Offer and immediately prior to the Merger Effective Time by Parent) will be automatically converted into the right to receive, in cash and without interest, subject to deduction for any required withholding taxes, an amount equal to the Offer Price.

The certificate of incorporation of AVX as in effect immediately prior to the Merger Effective Time will be amended by virtue of the Merger at the effective time of the Merger to be identical to the form of certificate of incorporation included as Annex II to the Merger Agreement. The bylaws of Purchaser as in effect immediately prior to the Merger Effective Time will be the bylaws of AVX as the surviving corporation. The directors of Purchaser immediately prior to the Merger Effective Time will be the directors of AVX as the surviving corporation until their respective successors are duly elected or appointed and qualified, as the case may be. The officers of AVX immediately prior to the Merger Effective Time will be the officers of AVX as the surviving corporation until their respective successors are duly elected or appointed and qualified, as the case may be.

The Merger Agreement provides the Merger will be governed by Section 251(h) of the DGCL and will be effected without a vote of AVX stockholders.

AVX Stock Options

The Merger Agreement provides that at or immediately prior to the Merger Effective Time, each AVX Stock Option that is outstanding immediately prior to the Merger Effective Time, whether or not vested or exercisable, will be canceled, and AVX will pay each holder of any such option, through its payroll procedures, subject to applicable withholding, at or promptly after the Merger Effective Time for each such AVX Stock Option an amount in cash determined by multiplying (1) the excess, if any, of the Offer Price per Share over the applicable exercise price per Share of such AVX Stock Option by (2) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such AVX Stock Option in full immediately prior to the Merger Effective Time.

AVX RSUs

The Merger Agreement provides that, at or immediately prior to the Merger Effective Time, each AVX RSU, whether or not vested, will be canceled, and AVX will pay each holder of any such AVX RSU, through its payroll procedures, subject to applicable withholding, at or promptly after the Merger Effective Time for each such AVX RSU an amount in cash determined by multiplying (1) the Offer Price per Share by (2) the number of Shares underlying each AVX RSU assuming such AVX RSUs had vested in full immediately prior to the Merger Effective Time.

Representations and Warranties

In the Merger Agreement, AVX has made customary representations and warranties to Parent that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or confidential disclosure schedules that AVX delivered to Parent in connection with the execution and delivery of the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate existence, standing and power; (ii) authority; execution, delivery and enforceability of the Merger Agreement; (iii) governmental authorization; (iv) non-contravention, required filings and consents; (v) capitalization; (vi) subsidiaries and other equity interests; (vii) SEC filings and internal controls; (viii) financial statements; (ix) absence of certain changes or events; (x) absence of undisclosed liabilities; (xi) compliance with laws and court orders; (xii) litigation; (xiii) real and personal property; (xiv) intellectual property; (xv) taxes; (xvi) employee benefit plans; (xvii) employee and labor matters; (xviii) environmental matters; (xix) material contracts; (xx) foreign corrupt practices and international trade sanctions; (xxi) brokers’ and finders’ fees; (xxii) opinion of financial advisor; and (xxiii) antitakeover statutes.

In the Merger Agreement, Parent has made customary representations and warranties to AVX that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things, with respect to Parent and Purchaser: (i) corporate existence, standing and power and ownership of the Shares; (ii) authority; execution, delivery and enforceability of the Merger Agreement; (iii) governmental authorization; (iv) non-contravention, required filings and consents; (v) knowledge of Parent regarding the representations and warranties made by AVX described above; (vi) litigation; (vii) brokers’ and finders’ fees; (vii) availability of funds; and (viii) non-applicability of Japanese withholding taxes to any consideration paid in the Offer or the Merger.

The representations and warranties will not survive consummation of the Merger.

Operating Covenants

Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, except (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as otherwise caused or initiated by Parent, (ii) as expressly contemplated by the Merger Agreement, (iii) as set forth in the confidential disclosure schedules that AVX delivered to Parent in connection with the execution of the Merger Agreement or (iv) as required by applicable law, AVX has agreed to, and has agreed to cause each of its subsidiaries to, use its reasonable best efforts to conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its present business organization and (ii) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it.

Without limiting the generality of the above, AVX has agreed not to, except (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as otherwise caused or initiated by Parent, (ii) as expressly contemplated by the Merger Agreement, (iii) as set forth in the confidential disclosure schedules that AVX delivered to Parent in connection with the execution of the Merger Agreement or (iv) as required by applicable law:

•	amend its certificate of incorporation, bylaws or other similar organizational documents, other than in immaterial respects;

•	split, combine or reclassify any shares of its capital stock;

•

declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends or other such distributions by any of its wholly owned subsidiaries, provided that AVX may continue to declare and pay regular quarterly cash dividends to the holders of Shares in an amount not to exceed $0.115 per Share per fiscal quarter;

•	redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of AVX, except as required by the terms of any company benefit plan;

•

issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any securities of AVX or its subsidiaries, other than the issuance of (i) any shares of AVX common stock upon the exercise of AVX Stock Options in accordance with the terms of those options outstanding as of the date of the Merger Agreement or as are issued after the date of the Merger Agreement as permitted under the Merger Agreement, (ii) any shares of AVX common stock upon the settlement of AVX RSUs in accordance with the terms of those restricted stock units outstanding as of the date of the Merger Agreement or as are issued after the date of the Merger Agreement as permitted under the Merger Agreement and (ii) any shares of securities of any subsidiaries of AVX to AVX or any other subsidiary of AVX;

•	amend any term of any security of AVX or of any subsidiary of AVX;

•

incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) capital expenditures in the ordinary course of business consistent with past practice and (ii) any capital expenditures not to exceed $10 million in the aggregate;

•

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) in the ordinary course of business of AVX and its subsidiaries in a manner that is consistent with past practice and (ii) acquisitions with a purchase price (including assumed indebtedness) that does not exceed $25 million individually or $50 million in the aggregate;

•

sell, lease, license, sublicense, or otherwise transfer any of AVX’s or its subsidiaries’ assets, securities, properties, interests or businesses, other than (i) in the ordinary course of business consistent with past practice and (ii) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed $5 million individually or $10 million in the aggregate;

•

make any loans, advances or capital contributions to, or investments in, any other person (other than loans or advances among AVX and any of its wholly owned subsidiaries and capital contributions to or investments in its wholly owned subsidiaries), other than in the ordinary course of business consistent with past practice;

•	create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof;

•

enter into any contract, agreement, arrangement or understanding which would be a “material contract” as that term is defined in Item 601(b)(1) of Regulation S-K of the SEC if in effect on the date of the Merger Agreement, or enter into, amend or modify in any material respect or terminate any such contract, agreement arrangement or understanding;

•

settle any material lawsuit before a governmental authority, except for settlements that involve monetary remedies with a value not in excess of $25 million (net of amounts covered by insurance or indemnification agreements with third parties) and do not impose material equitable relief against AVX or any of its subsidiaries.

•

except as required by applicable law or under the terms of an employee plan in effect on the date of the Merger Agreement, (i) grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former employee, officer, director or individual independent contractor of AVX or any of its subsidiaries, (ii) increase the compensation or benefits provided to any current or former employee, officer, director or individual independent contractor of AVX or any of its subsidiaries (other than increases in base compensation of not more than 15% to employees other than certain key employees), (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former employee, officer, director or individual independent contractor of AVX or any of its subsidiaries (other than grants of equity awards made to such persons in the ordinary course not to exceed 25,000 underlying shares, in the aggregate), (iv) establish, adopt, enter into or amend any employee plan or collective bargaining agreement, or (v) (A) hire any employees other than to fill vacancies arising due to terminations of employment of employees other than certain key employees or (B) terminate the employment of any certain key employees other than for cause;

•	change AVX’s methods of accounting, except as required by GAAP or in Regulation S-X of the Exchange Act;

•

other than in the ordinary course of business, make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any tax returns or file claims for tax refunds, enter into any material closing agreement, settle any material tax claim, audit or assessment, or surrender any right to claim a material tax refund, offset or other reduction in tax liability or seek or obtain any ruling from a taxing authority with respect to taxes, in each case subject to certain exceptions and thresholds;

•

withdraw or modify, or permit the withdrawal or modification of, the approval or ratification of all payments or benefits that have been, or are to be, made or granted pursuant to employment compensation, severance and other employee benefit arrangements of AVX and its subsidiaries; or

•	agree, resolve or commit to do any of the foregoing.

No Solicitation

Pursuant to the Merger Agreement, AVX has agreed that it shall not, shall cause its subsidiaries not to, and shall not and shall cause its subsidiaries not to authorize any of its or their respective directors, officers, employees, investment bankers, attorneys, accountants, consultants and other agents or advisors (collectively, “Representatives”) to, among other things, directly or indirectly:

•	solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below);

•

enter into or participate in any discussions or negotiations with, furnish any non-public information relating to AVX or any of its subsidiaries or afford access to the business, properties, assets, books or records of AVX or any of its subsidiaries to, or otherwise cooperate with, or assist, participate in, facilitate or encourage any effort by, any third party that has made or is seeking to make an Acquisition Proposal, in each case relating to an Acquisition Proposal;

•

fail to make, withdraw or modify in a manner adverse to Parent the AVX Board Recommendation (or recommend to AVX’s stockholders an Acquisition Proposal) (any of the foregoing, an “Adverse Recommendation Change”);

•	enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement or other definitive instrument relating to an Acquisition Proposal; or

•	fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of AVX or any of its subsidiaries;

provided that any violation of any of the above restrictions by a person who is also a Representative of Parent or its subsidiaries (other than AVX and its subsidiaries) shall not be a breach of the obligations described above by AVX.

Notwithstanding the restrictions described above, at any time prior to the time at which Shares may be first accepted for payment under the Offer (the “Acceptance Time”), if the AVX Board or the Special Committee determines in good faith, after consultation with the Special Committee’s outside legal counsel, that the failure to take the following actions could be inconsistent with its fiduciary duties under applicable law, AVX, directly or indirectly through advisors, agents or other intermediaries, may:

•

engage in negotiations or discussions with any third party and its Representatives that has made a bona fide Acquisition Proposal that the AVX Board or the Special Committee reasonably believe constitutes or will lead to a Superior Proposal (as defined below);

•

furnish to such third party or its Representatives non-public information relating to AVX or any of its subsidiaries pursuant to a confidentiality agreement with such third party (which does not need to contain a standstill provision); provided that, to the extent that any material non-public information relating to AVX or its subsidiaries is provided to any such third party which was not previously provided to or made available to Parent, such material non-public information or access is provided or made available to Parent promptly (and in any event within 48 hours) thereafter; and

•

subject to compliance with the notices requirement of AVX and the last look right of Parent described below, the AVX Board may make an Adverse Recommendation Change or, in connection with the receipt of a Superior Proposal, terminate the Merger Agreement following receipt of a Superior Proposal or in response to material facts, events, changes or developments in circumstances arising after the date of the Merger Agreement that were not known or reasonably foreseeable to the Special Committee as of or prior to the date of the Merger Agreement and does not involve or relate to an Acquisition Proposal (an “Intervening Event”) (and provided that in no event will changes to the trading price of Shares be construed to be an Intervening Event, provided that the facts, events, changes or developments in circumstances giving rise to or contributing to any such change may constitute an Intervening Event).

AVX is required to notify Parent promptly (but in no event later than two business days) after AVX or any of its Representatives receives any Acquisition Proposal or any request for material non-public information relating to AVX or any of its subsidiaries or for access to the business, properties, assets, books or records of AVX or any of its subsidiaries by any third party that has notified AVX that it is considering making, or has made, an Acquisition Proposal, provide copies of any written materials submitted to AVX by any third party in connection with any Acquisition Proposal and keep Parent reasonably informed of the status and material terms and conditions of any Acquisition Proposal.

The term “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any third party offer, proposal or inquiry relating to, or any third party indication of interest in (i) any acquisition or purchase, directly or indirectly, of 15% or more of the consolidated assets of AVX and its subsidiaries or 15% or more of any class of equity or voting securities of AVX or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of AVX, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of AVX or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of AVX or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving AVX or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of AVX.

The term “Superior Proposal” means a bona fide Acquisition Proposal (but substituting “50%” for all references to “15%” in the definition of such term) on terms that the AVX Board or the Special Committee determines in good faith, after consultation with the Special Committee’s financial advisor, are more favorable from a financial point of view to AVX’s stockholders than the transactions contemplated by the Merger Agreement (taking into account any proposal by Parent to amend the terms of the Merger Agreement).

AVX Board Recommendation

AVX has represented to Parent in the Merger Agreement that the AVX Board, upon the unanimous recommendation of the Special Committee, at a meeting duly called and held, unanimously:

•	determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AVX’s stockholders;

•

approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by AVX of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL; and

•	resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the stockholders of AVX tender their shares into the Offer.

The Merger Agreement does not prevent AVX or the AVX Board (or any committee thereof) from (i) taking and disclosing to AVX’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by the Merger Agreement or an Acquisition Proposal (provided that neither AVX nor the AVX Board may recommend any Acquisition Proposal unless permitted by the provisions described above, (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (iii) contacting and engaging in discussions with any person or group and their respective Representatives who has made an Acquisition Proposal that was not solicited in breach of the provisions described above solely for the purpose of clarifying such Acquisition Proposal and the terms thereof or informing such third party of the restrictions imposed by the Merger Agreement described above.

Last Look

Neither AVX nor the AVX Board may make an Adverse Recommendation Change or terminate the Merger Agreement in connection with a Superior Proposal unless:

•

AVX shall have notified Parent, in writing and at least three business days prior to taking such action, of its intention to take such action, specifying, in reasonable detail, the reasons for the Adverse Recommendation Change or termination of the Merger Agreement in connection with a Superior Proposal, as applicable; and

•

Parent shall not have made, within three business days after receipt of such written notification, an offer that the AVX Board and the Special Committee determine in good faith, after consultation with the Special Committee’s financial advisor, obviates the need to effect the Adverse Recommendation Change or termination of the Merger Agreement, as applicable.

Regulatory Undertaking

See “—Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertakings.”

Access to Information

From the date of the Merger Agreement until the Merger Effective Time, subject to applicable law and certain exceptions, AVX has agreed, in each case consistent with past practice, to (i) provide Parent and its Representatives, upon reasonable notice, reasonable access during normal business hours to the offices, properties, books and records of AVX and its subsidiaries, (ii) furnish to Parent and its Representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct its Representatives to cooperate reasonably with Parent in its investigation of AVX and its subsidiaries. Parent agreed to, and agreed to cause its Representatives to, hold any such information confidential consistent with past practice.

Director and Officer Indemnification and Insurance

Parent has agreed to (or to cause AVX to) indemnify and hold harmless the present and former directors and officers of AVX and its subsidiaries and any individuals serving in such capacity at or with respect to other Persons at AVX’s or its subsidiaries’ request (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in such capacity prior to the Merger Effective Time, in each case to the fullest extent permitted by the DGCL or any other Applicable Law or provided under AVX’s certificate of incorporation and bylaws in effect on the date of the Merger Agreement, provided that all rights to indemnification in respect of any claim made within such period will continue until the disposition of the applicable action or resolution of the applicable claim.

Parent has also agreed to, for six years after the Merger Effective Time, cause to be maintained in effect provisions in AVX’s certificate of incorporation and bylaws (or in such documents of any successor to the business of AVX) regarding elimination of liability of directors, indemnification of directors and officers and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

The Merger Agreement also provides that Parent will, or will cause AVX to, either (i) continue to maintain in effect for six years after the Merger Effective Time AVX’s directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”) in place as of the date of the Merger Agreement or (ii) purchase comparable D&O Insurance for such six-year period, in each case with respect to any claim related to any period of time at or prior to the Merger Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in AVX’s D&O Insurance policies in effect as of the date of the Merger Agreement; provided that in no event will Parent or AVX be required to expend for such policies pursuant to the above an annual premium amount in excess of 300% of the premium amount per annum for the AVX’s existing policies; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, AVX will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Merger Effective Time, for a cost not exceeding such amount.

Employee Matters

The Merger Agreement provides that:

•

for a period commencing at the Merger Effective Time and ending on the first anniversary thereof (or, such shorter period of employment, as the case may be), each employee, officer, director or individual independent contractor of AVX or any of its subsidiaries (each, a “Continuing Employee”) will receive from Parent or Purchaser (i) at least the same annual base salary or wage rate, annual cash bonus incentive opportunity and severance rights and benefits as were in effect for such Continuing Employee as of immediately prior to the Merger Effective Time, (ii) an annual long-term cash incentive opportunity with a grant date value that is substantially comparable to the annual equity award opportunity provided to such Continuing Employee as of immediately prior to the Merger Effective Time and (iii) all other compensation and benefits (other than equity-based compensation, defined benefit pension benefits and retiree medical benefits) that are substantially comparable in the aggregate to those received by such Continuing Employee as of immediately prior to the Merger Effective Time; and

•

Parent (i) will provide Continuing Employees with service credit for purposes of determining benefit levels under employee benefit plans following the Merger Effective Time, (ii) will use commercially reasonable efforts to waive preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of the Continuing Employees to the same extent such preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods were not applicable under any comparable employee benefit plan in which the Continuing Employee participated prior to the Merger Effective Time, and (iii) use commercially reasonable efforts to take into account premiums, copayments, deductibles and similar amounts paid by Continuing Employees prior to the Merger Effective time for purposes of their participation in employee benefit plans during the portion of the calendar year following the Merger Effective Time.

Conditions to the Offer

See “—Section 15—Conditions to the Offer.”

Conditions to the Merger.

The obligations of each party to consummate the Merger are subject to the satisfaction (or to the extent permissible under applicable law, waiver) of the following conditions:

•

there being no applicable law that prohibits or makes illegal the consummation of the Merger; provided that no party shall be permitted to invoke this condition unless it has taken all actions required under the Merger Agreement to have any such order lifted; and

•	Purchaser shall have accepted for payment the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Termination

The Merger Agreement may be terminated prior to the Acceptance Time:

•	by mutual written consent of AVX (provided that such termination is approved by the Special Committee) and Parent;

•	by either AVX (provided that such termination is approved by the Special Committee) or Parent by prior written notice to the other party, if:

•

the Acceptance Time has not occurred on or before 5:00 p.m. (New York City time) on July 15, 2020 (the “End Date”); provided that this right to terminate the Merger Agreement will not be available to a party whose breach of any provision of the Merger Agreement has been the cause of, or resulted in, the failure to consummate the Offer by the End Date; or

•

any Applicable Law makes consummation of the Offer or the Merger illegal or otherwise prohibits or permanently enjoins either AVX, Purchaser or Parent from consummating the Merger or Purchaser from consummating the Offer, and in each case such Applicable Law has become final and non-appealable; provided that this right to terminate the Merger Agreement will not be available to a party whose breach of any provision of the Merger Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of such Applicable Law;

•	by Parent, upon prior written notice to AVX, if, prior to the Acceptance Time:

•

an Adverse Recommendation Change has occurred or if, following the public announcement of an Acquisition Proposal, the AVX Board shall have failed to publicly reaffirm its recommendation of the Offer within ten business days after receipt of written request by Parent to do so;

•

AVX breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement that would cause any of the conditions set forth in clause (ii)(C) or (D) of “—Section 15—Conditions to the Offer” to exist and such breach or failure cannot be cured prior to the End Date, or if curable by the End Date, is not cured within 30 days after receipt by AVX of written notice from Parent of such breach or failure; provided, however, that Parent may not invoke this termination right if Parent or Purchaser are in breach of the Merger Agreement such that AVX would be entitled to terminate the Merger Agreement as a result of such breach; or

•	by AVX, upon written notice to Parent, if:

•

prior to the Acceptance Time, Parent breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement that would reasonably be expected to prevent Parent or the Purchaser from consummating the Offer or the Merger and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured within 30 days after receipt by Parent of written notice from AVX of such breach or failure; provided, however, that AVX may not invoke this termination right if AVX is in breach of the Merger Agreement such that Parent would be entitled to terminate the Merger Agreement as a result of such breach;

•

following the making of an Adverse Recommendation Change in connection with the receipt of a Superior Proposal as permitted under the heading “No Solicitation” above, provided that AVX has complied in all material respects with the remainder of that section in connection with such Superior Proposal;

•

if the Purchaser fails to commence the Offer in accordance with the section under the heading “The Offer” above on or prior to the tenth business day following the date of the Merger Agreement or if the Purchaser fails to consummate the Offer in accordance with the terms of the Merger Agreement; provided, however, that AVX may not invoke this termination right if AVX’s breach of any provision of the Merger Agreement was directly or indirectly the cause of, or directly or indirectly resulted in, the failure of the Purchaser to commence the Offer or to consummate the Offer in accordance with the terms of the Merger Agreement.

If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will become void and of no effect without liability of either party to the Merger Agreement (or any stockholder or Representative of such party) to the other party; provided that none of Parent, Purchaser or AVX shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of the Merger Agreement, and that certain provisions of the Merger Agreement shall survive any termination of the Merger Agreement.

Fees and Expenses

Except as otherwise expressly provided in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such fees or expenses.

Amendment; Waiver

The Merger Agreement provides that any provision of the Merger Agreement may be amended or waived prior to the Merger Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) no such amendment or waiver shall be made by AVX without first obtaining the approval of the Special Committee, and (ii) after the Acceptance Time, the Merger Agreement may not be amended, modified, or supplemented.

14. Dividends and Distributions

As discussed in “—Section 13—The Merger Agreement—Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, except (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as expressly contemplated by the Merger Agreement, (iii) as set forth in the confidential disclosure schedules that AVX delivered to Parent and Purchaser in connection with the execution of the Merger Agreement or (iv) as required by Applicable Law, AVX has agreed not to, and has agreed not to permit any of its subsidiaries to:

•	split, combine or reclassify any shares of its capital stock;

•

declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends or other such distributions by any of its wholly owned subsidiaries, provided that AVX may continue to declare and pay regular quarterly cash dividends to the holders of Shares in an amount not to exceed $0.115 per Share per fiscal quarter; or

•	redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of AVX.

15. Conditions to the Offer

Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares pursuant to the Offer, if:

(i)	the Merger Agreement shall have been terminated in accordance with its terms,

(ii)	if, prior to the expiration of the Offer,

(A)

there shall be pending any proceeding by any governmental authority or before any governmental authority (including the initiation or opening of any investigation by certain specified governmental authorities), (1) investigating, challenging or seeking to make illegal or otherwise directly prohibiting the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Purchaser or the consummation of the Merger, (2) seeking to restrain, condition or prohibit Parent’s ownership or operation (or that of its affiliates) of all or any material portion of the business or assets of AVX and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its affiliates to make divestitures that would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect; provided that Parent and Purchaser shall not be permitted to invoke the condition in this clause unless they shall have taken all actions required under the Merger Agreement in connection with any such action or proceeding (collectively, the “No Proceedings Condition”),

(B)

there shall have been any action taken (including the initiation or opening of any investigation by certain specified governmental authorities) or applicable law enacted by any governmental authority that prohibits or directly makes illegal the making of the Offer (or, in the case of an investigation by certain specified governmental authorities, an investigation into whether to prohibit), the acceptance for payment of or payment for some or all of the Shares by Parent or Purchaser or the consummation of the Merger; provided that Parent and Purchaser shall not be permitted to invoke the condition in this clause unless they shall have taken all actions required under the Merger Agreement in connection with any such action or law (collectively, the “No Actions Condition”),

(C)

(1) certain of the representations and warranties of AVX regarding capitalization shall not be true and correct in all but de minimis respects, (2) any of the representations of AVX contained in certain sections and regarding any of the following shall not be true in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true in all material respects only as of such time): (A) corporate existence, standing and power; (B) authority; execution, delivery and enforceability of the Merger Agreement; (C) brokers’ and finders’ fees; (D) opinion of financial advisor; and (E) antitakeover statutes, (3) any of the other representations of AVX that are qualified by a “Company Material Adverse Effect” shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation or warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time) or (4) any of the other representations and warranties of AVX (disregarding all materiality qualifications contained therein) shall not be true at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), with, in the case of clause (4) only, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect,

(D)	AVX shall have failed to perform in all material respects any of its obligations under the Merger Agreement required to be performed prior to such time, or

(E)

AVX shall have failed to deliver to Parent a certificate signed by an executive officer of AVX dated as of the date on which the Offer expires certifying that the offer conditions above relating to representations and warranties by AVX and performance of obligations in all material respects by AVX described above do not exist.

The term “Company Material Adverse Effect” means a material adverse effect on the condition (financial or otherwise), business, assets or operations of AVX and its subsidiaries, taken as a whole, excluding any such effect resulting or arising, directly or indirectly, from (A) changes in the financial or securities markets or general economic or political conditions, (B) changes or conditions generally affecting the industries in which AVX and its subsidiaries operate, (C) the occurrence, escalation, outbreak or worsening of any acts of war, sabotage or terrorism or military conflicts or of any epidemic or pandemic, (D) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, (E) changes in any applicable law or applicable accounting regulations (including GAAP), including interpretations thereof, (F) the announcement, pendency or consummation of the transactions contemplated by the Merger Agreement, including on the relationships, contractual or otherwise, of AVX and its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners or other third parties; provided that the exception in this clause (F) shall not apply, including for purposes of the foregoing offer conditions, to any representation or warranty in the Merger Agreement to the extent that the purpose of such representation or warranty is to address the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including the representations and warranties of AVX relating to non-contravention, required filings and consents, (G) the identity of Parent or any of its affiliates as the acquiror of AVX, (H) any action taken by AVX or any of its subsidiaries which is specifically required or specifically permitted by the Merger Agreement, or any action taken or not taken by or at the prior written request or direction of Parent, (I) any failure by AVX and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance or results of operations for any period (it being understood that this clause (I) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure and that is not otherwise excepted pursuant to this definition independently constitutes or contributes to a Company Material Adverse Effect), (J) any change in the market price or trading volume of AVX’s stock or any change in any credit rating of AVX (it being understood that this clause (J) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure and that is not otherwise excepted pursuant to this definition independently constitutes or contributes to a Company Material Adverse Effect), or (K) any fluctuations in the value of any currency; provided, however, that, with respect to clauses (A) through (E), effects resulting from any change, development, effect, circumstance, state of facts or event to the extent it has had or would reasonably be expected to have a disproportionate adverse effect on AVX and its subsidiaries, taken as a whole, relative to other participants in the industries in which AVX and its subsidiaries operate may be considered (to the extent not otherwise excepted pursuant to this definition) for purposes of determining whether a Company Material Adverse Effect has arisen pursuant to this definition.

The term “Parent Material Adverse Effect” means any change, development, effect, circumstance, state of facts or event that, individually or in the aggregate, prevents or materially impairs Parent’s ability to consummate the transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, the foregoing offer conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent or Purchaser, in whole or in part, at any time, at the sole discretion of Parent or Purchaser. The failure or delay by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals

Regulatory Matters

General

Based on our examination of publicly available information filed by AVX with the SEC and a review of certain information furnished by AVX to us, we are not aware of any governmental license or regulatory permit that appears to be material to AVX’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental authority or agency, domestic, foreign or supernational, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any approval or other action not described below. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to AVX’s business or certain parts of AVX’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “—Section 15—Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, AVX is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” AVX has represented to us in the Merger Agreement that AVX has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combination of Section 203 of the DGCL.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. AVX, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “—Section 15— Conditions to the Offer.”

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules that have been promulgated thereunder (together, the “HSR Act”) by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. We do not believe that the purchase of Shares by us in the Offer or the Merger is subject to such requirements because Parent currently owns Shares representing more than 50% of AVX’s outstanding voting securities, which means that Parent is in “control” of AVX for purposes of these requirements. Although we do not believe that this transaction is subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by us pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares by us pursuant to the Offer or the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or AVX. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. We do not believe that the purchase of Shares by us pursuant to the Offer or the Merger will result in a violation of any antitrust laws of the United States. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

In some cases, private parties and state attorneys general may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If there is instituted or pending any proceeding by any governmental authority that seeks certain remedies (as further described in “Section 15—Conditions to the Offer”), we will not be obligated to accept for payment or pay for any tendered Shares. See “—Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and “—Section 13—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Other Antitrust Approvals

AVX and its subsidiaries transact business in a number of additional countries outside of the United States. Under the antitrust or merger control statutes or regulations of certain of these foreign countries, certain acquisition transactions require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein. However, based on our examination of the relevant information and materials, we do not believe that the purchase of Shares by us in the Offer or the Merger is subject to such requirements.

Regulatory Undertakings

Under the Merger Agreement, AVX and Parent have agreed to use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable under the applicable law to consummate the transactions contemplated by the Merger Agreement as soon as reasonably practicable (and in any event prior to the End Date), including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary, proper, prudent or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any filings requested or recommended by any governmental authority pursuant to its regulations), including in connection with a review or investigation by certain specified governmental authorities, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement and (iii) seeking to eliminate any claimed or potential requirement or request pursuant to regulations to make any filings, notices, petitions, statements, registrations, submissions of information or applications to governmental authorities or third parties other than those that are necessary, proper or advisable in order to consummate the transactions contemplated by the Merger Agreement as soon as reasonably practicable.

From the date of the Merger Agreement until the Merger Effective Time, each of AVX and Parent have agreed to promptly notify the other of any of the following: (i) the receipt of any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement, or (ii) the receipt of service of any notice of commencement of any actions, suits, claims, or proceedings against AVX or any of its subsidiaries or Parent or any of its subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by the Merger Agreement.

Litigation Related to the Merger

Lawsuits arising out of or relating to the Offer, the Merger or any other transactions referenced herein may be filed in the future.

17. Fees and Expenses

Daiwa / DC Advisory has provided certain financial advisory services to Parent in connection with the transactions contemplated by the Merger Agreement, for which financial advisory services Daiwa / DC Advisory will receive compensation, as described above under “Special Factors—Section 8—Materials Prepared by Parent’s Financial Advisor.” In the ordinary course of business, Daiwa / DC Advisory and its affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

We have retained D.F. King & Co., Inc. to act as the Information Agent and American Stock Transfer & Trust Co., LLC, to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by Parent in connection with the transactions contemplated by the Merger Agreement:

Type of Fee	Amount
Filing Fees	$135,785
Financial Advisor’s Fees and Expenses	4,725,000
Depositary and Exchange Agent	57,000
Information Agent (including mailing and advertisement cost)	190,000
Accounting and Tax Advisor’s Fees and Expenses	27,000
Legal Advisors’ Fees and Expenses	2,960,000
Printing and other	30,500

Total	$8,125,285

AVX will incur its own fees and expenses in connection with the Offer. AVX will not pay any of the fees and expenses to be incurred by Parent.

18. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, AVX has filed the Schedule 14D-9, together with the exhibits thereto, and the Schedule 13E-3 pursuant to the Exchange Act, together with exhibits thereto, setting forth the AVX Board Recommendation and furnishing certain additional related information. Our Schedule TO, the Schedule 14D-9, the Schedule 13E-3 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the manner described in “—Section 8—Certain Information Concerning AVX” and “—Section 9—Certain Information Concerning Purchaser and Parent” above.

Arch Merger Sub Inc.

March 2, 2020

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent.

Name	Business Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Goro Yamaguchi	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	Mr. Yamaguchi has served as Chairman of the Board and Representative Director since April 2017. He was President and Representative Director as well as President and Executive Officer from April 2013. He has also served as Outside Director of KDDI Corporation, a telecommunications company based in Tokyo, Japan, since 2017 and as Director of AVX Corporation since 2013.	Japan

Hideo Tanimoto	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	Mr. Tanimoto has served as President and Representative Director and President and Executive Officer since April 2017. He was General Manager of the Corporate Fine Ceramics Group from April 2014, Executive Officer from April 2015, Managing Executive Officer from April 2016, and Director and Managing Executive Officer from June 2016. He has also served as Director of AVX Corporation since 2017.	Japan

Ken Ishii	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	Mr. Ishii has served as Director and Senior Managing Executive Officer since April 2015. He has also served as General Manager of the Corporate Industrial Tool Group since April 2009. He was Director and Managing Executive Officer from June 2012.	Japan

Hiroshi Fure	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	Mr. Fure has served as Director and Senior Managing Executive Officer since April 2015. He has also served as General Manager of the Corporate Organic Materials Semiconductor Components Group since September 2016. He was Director and Managing Executive Officer from June 2013. He has also served as Director of AVX Corporation since 2017.	Japan

Yoji Date	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	Mr. Date has served as Director and Senior Managing Executive Officer since April 2015. He has also served as General Manager of the Corporate Electronic Components Group since April 2017. He was Director and Managing Executive Officer from June 2013.	Japan

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Name	Business Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Norihiko Ina	1-2-28 Tamatsukuri, Chuo-ku, Osaka, Japan	Mr. Ina has served as Director and Managing Executive Officer since June 2017. He has also served as President and Representative Director of Kyocera Document Solutions Inc. since April 2017. He was Managing Executive Officer of Kyocera Document Solutions Inc. from April 2014, Director and Managing Executive Officer from June 2014, and Director and Senior General Manager of the Corporate Sales Division from April 2016.	Japan

Keiji Itsukushima	2-1-1 Kagahara, Tsuzuki-ku, Yokohama, Kanagawa, Japan	Mr. Itsukushima has served as Director and Managing Executive Officer since June 2017. He has also served as General Manager of the Corporate Communication Equipment Group since April 2016. He was Senior General Manager of the Corporate Quality Assurance Division of Kyocera Document Solutions Inc. from April 2012 and Director and Senior Managing Executive Officer from April 2015. He was Senior Executive Officer from April 2016 and Managing Executive Officer from April 2017.	Japan

Koichi Kano	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	Mr. Kano has served as Director and Managing Executive Officer since June 2016. He has also served as General Manager of the Corporate Development Group since April 2012. He was Executive Officer from April 2013, Senior Executive Officer from April 2015, and Managing Executive Officer from April 2016. He has also served as Director of AVX Corporation since 2016.	Japan

Shoichi Aoki	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	Mr. Aoki has served as Director and Managing Executive Officer since June 2009. He has also served as General Manager of the Corporate Management Control Group since April 2018. He was General Manager of the Corporate Financial and Accounting Group from April 2013. He has also served as Director of AVX Corporation since 2012.	Japan

Takashi Sato	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	Mr. Sato has served as Director and Managing Executive Officer since June 2017. He has also served as General Manager of the Corporate General Affairs Human Resources Group since April 2016. He was Executive Officer and General Manager of the Corporate Human Resources Group from April 2013, Senior Executive Officer from April 2016, and Managing Executive Officer from April 2017.	Japan

Junichi Jinno	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	Mr. Jinno has served as Director and Managing Executive Officer since June 2018. He has also served as General Manager of the Corporate Legal and Intellectual Property Group since April 2011. He was Senior Executive Officer from April 2013 and Managing Executive Officer from April 2018.	Japan

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Name	Business Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
John Sarvis	1 AVX Boulevard Fountain Inn, SC	Mr. Sarvis has served as Director since June 2016. He has also served as Chairman of the Board and President, Chief Executive Officer and Director of AVX Corporation since July 2016. He has served as President, Chief Executive Officer and Director of AVX Corporation from April 2015 and before that was an Officer of the Ceramics Division of AVX Corporation from March 2005.	United States of America

Robert Whisler	8611 Balboa Avenue, San Diego, CA	Mr. Whisler has served as Director since June 2016. He has also served as President and Director of Kyocera International, Inc. since April 2016. Before his current position, he was Executive Officer from June 2005.	United States of America

Hiroto Mizobata	1-18-402 Ikutamaemachi, Tennoji-ku, Osaka, Japan	Mr. Mizobata has served as Outside Director since June 2015. He has also served as Representative of the Mizobata Certified Public Accountant Office since March 1992. In addition, he has served as Outside Director (Audit Committee) of Yamaki Co., Ltd., a shirt manufacturer based in Osaka, Japan, since 2015 and as Outside Director (Audit Committee) of ES-CON JAPAN Ltd., a real estate company based in Osaka, Japan, since 2016.	Japan

Atsushi Aoyama	2-150 Iwakura-cho, Ibaraki, Osaka, Japan	Mr. Aoyama has served as Outside Director since June 2016. He has also served as Professor of the Graduate School of Technology Management at Ritsumeikan University since April 2005.	Japan

Akiko Koyano	85-1 Mikura-cho, Sanjo-dori Karasuma Nishi-iru, Nakagyo-ku, Kyoto, Japan	Ms. Koyano has served as Outside Director since June 2019. She held position with Koyano LPC, a law firm based in Kyoto, Japan, since 2009, and has served as partner attorney-at-law since February 2018.	Japan

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DIRECTOR AND EXECUTIVE OFFICER OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of the director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Purchaser.

Name	Business Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Junichi Jinno	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	Mr. Jinno has served as Director, President and Secretary since February 2020. He has also served as Director and Managing Executive Officer of Parent since June 2018. In addition, he has served as General Manager of the Corporate Legal and Intellectual Property Group of Parent since April 2011. He was Senior Executive Officer of Parent from April 2013 and Managing Executive Officer of Parent from April 2018.	Japan

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth (i) certain information with respect to the Shares beneficially owned by Parent, the Purchaser and, to the best of their knowledge, their respective directors and officers and (ii) the purchases of Shares by Parent, the Purchaser and, to the best of their knowledge, their respective directors and officers during the past sixty days. The security ownership information in the table below is given as of the date of this Offer to Purchase (with the exception of security ownership information with respect to John Sarvis, Director of Parent, which is based on information as of February 13, 2020) and, in the case of percentage ownership information, is based on 169,216,825 Shares outstanding as of February 13, 2020. Beneficial ownership is determined in accordance with the rules of the SEC (except as noted below).

	Securities Ownership
Filing Person	Number	Percent	Securities Transactions for Past 60 Days
Parent	121,800,000	72%	None
The Purchaser	0	0%	None
All directors, executive officers and controlling shareholders of Parent as a group(1)	221,709	0.1%	None
All directors and officers of the Purchaser as a group	0	0%	None

(1)	The Shares owned by Parent are not included in the Shares beneficially owned by the directors, officers and controlling shareholders of Parent.

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SCHEDULE II

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262 APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

(1) Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the offer contemplated by §251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares ; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to §251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in §251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in §251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.

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(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

If delivering by hand, express mail, courier,

or other expedited service:

American Stock Transfer & Trust Co., LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

By mail: American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

or

Shareholders (toll-free): (800) 249-7120

Banks and Brokers: (212) 269-5550

Email: AVX@dfking.com